December 14, 2005

Mr. Perry Hindin, Special Counsel

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 60-10

Re:	DPAC Technologies Corp., (“Registrant”)
Registration Statement on Form S-4
Filed November 7, 2005
Amendment No. 1 to Registration Statement on Form S-4
Filed November 29, 2005
File No. 333-129532

Dear Mr. Hindin:

DPAC Technologies Corp. (“Registrant”) provides these responses, numbered to correspond with your comments, for which we thank you. This response accompanies Registrant’s Amendment No. 2 on Form S-4/A, which address your comments and indicated as in this letter.

Form S-4

Fee Table

1. Please provide your analysis as to why you believe Form S-4 may be used to register the 4,934,209 shares underlying the DCV Bridge Loan and the 333,000 shares underlying the convertible notes to be issued to your legal counsel in payment of certain fees for legal services. See General Instruction A.l to Form S-4.

The 4,934,209 shares underlying the DCV Bridge Loan and the 333,000 shares underlying certain convertible notes for 5,267,209 shares in total, have been deducted from the amount of shares to be registered in Registrant’s Form S-4/A Amendment No. 2.

Outside Front Cover Page of the Prospectus

2. You disclose various amounts of shares, warrants and options that you intend to issue in connection with the merger transaction. Supplement your disclosure to specify the amount of shares that are being offered pursuant to this registration statement. Also disclose the merger consideration to be paid for each share of QuaTech common and preferred stock.

The following is included on the Outside Front Cover Page of the Prospectus with Amendment No. 2 on Form S-4/A:

“Pursuant to this proxy statement/prospectus, DPAC is offering 64,095,893 shares of DPAC common stock, without par value. Upon consummation of the Merger, each one (1) whole share of QuaTech common stock and each one (1) whole share of QuaTech preferred stock then outstanding, including shares issuable upon exercise of a certain outstanding warrant to purchase QuaTech common stock, (other than any shares with respect to which a QuaTech shareholder exercises dissenters’ rights) will be cancelled and automatically converted into the right to receive approximately 45.913 fully-paid shares of DPAC common stock.

“QuaTech shall be treated as the acquiror in the Merger for accounting purposes because the amount of DPAC common stock issuable in the Merger equals approximately 270% of the number of shares of DPAC common stock currently outstanding. There are presently outstanding approximately 23.7 million shares of DPAC common stock.

“DPAC also anticipates issuing or reserving for future issuance approximately 14.8 million additional shares of DPAC common stock, which are neither being offered pursuant to this joint proxy statement/prospectus nor being registered pursuant to the S-4 Registration Statement of which this joint proxy statement/prospectus is a part. Pleaser refer to “THE AGREEMENT AND PLAN OF REORGANIZATION-Outstanding Capital Stock and Options of DPAC following the Merger” on page 60.”

Questions and Answers About the Proposals, page v

Q3: Why are DPAC and QuaTech proposing the Merger, page vi

3. Please balance your disclosure of the potential benefits of the merger with equally prominent disclosure of potential negative consequences of the proposals.

The answer to “Why are DPAC and QuaTech proposing the Merger?” (Q3:) will be amended to include the following inserted after the last bullet that states some of the potential benefits of the Merger:

“DPAC and QuaTech each also considered the potential negative factors that could arise from the Merger including the following:

•

Dilution of existing shareholders. DPAC’s Board considered the fact that the issuance of additional shares of DPAC common stock needed to complete the Merger with QuaTech will dilute the ownership percentage of existing DPAC shareholders, and that a change in control will occur by virtue of the fact that, at the completion of the Merger, QuaTech shareholders will own a majority of the shares outstanding. QuaTech’s Board considered the fact that its shareholders’ percentage ownership of DPAC would be less than their ownership percentages of QuaTech;

•	Significant transaction costs. DPAC’s and QuaTech’s Boards considered the fact that DPAC and QuaTech will incur significant costs in connection with the transaction, and the transaction will require substantial management time;

•	Integration risks. DPAC’s Board and QuaTech’s Board considered the effort required and risks associated with integrating the operations of QuaTech and DPAC;

•	Potential benefits anticipated may not be realized. The potential benefits sought in the Merger, including the synergies and cost-saving opportunities, may not be fully realized or may be delayed;

•	Potential delay of the Merger. The Merger might not be consummated, or consummation might be unduly delayed;

•	Loss of employees. DPAC’s and QuaTech’s Boards considered the potential loss of key personnel in anticipation of the Merger;

•	Adverse accounting consequences. Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of DPAC common stock following the Merger;

•	Conflicts of interest. Officers and directors of DPAC and QuaTech have interests that are not aligned with the interests of other DPAC and QuaTech shareholders such as indemnification rights, or post-closing employment opportunities; these officers and directors could be more likely to vote to approve, and recommend the approval of, the Merger and the Merger Agreement, than if they did not hold these interests; and

•	Other risk factors. DPAC’s and QuaTech’s Boards considered the other risks described under the section entitled “RISK FACTORS” beginning on page 12.

“After careful consideration, however, the DPAC Board and the QuaTech Board each separately concluded that, on balance, the overall potential benefits of the Merger to their respective company and its shareholders outweigh the potential negative factors associated with the Merger.”

General Questions and Answers about the Increase in Authorized Shares, page viii

4. Reconcile your disclosure in this section, including the disclosure following Question 12, with the disclosure on page ix that you might conduct the reverse stock split before the merger and the disclosure following Question 23 that suggests that approval of the proposal to increase the number of authorized shares is not necessary to complete the merger if the reverse split proposal is alternatively approved.

We have eliminated the proposal to approve a reverse stock split. Further, we have amended the Agreement and Plan of Reorganization (Third Amendment) so that a reverse stock split is not contemplated in connection with the Merger.

Summary, page 1

5. You indicate in the third sentence of the first paragraph of your summary that you may issue up to approximately 44 million shares of your common stock in connection with the merger and the transactions contemplated in the merger agreement. Please reconcile this number with disclosure elsewhere in your registration statement which suggests that you may issue significantly more shares than 44 million.

The Summary section will be amended in part to state: “…the issuance of up to 64.1 million shares of DPAC common stock in the Merger….” Accordingly, the registration statement has been amended to accurately reflect this number where it appears elsewhere in the registration statement.

DPAC’s Recent Developments, page 1

6. We refer you to your disclosure on page 2. Please explain how the DCV Bridge Loan is convertible after February 3, 2006, as that date is the Loan’s maturity date.

If the DCV Bridge Loan is not paid on February 3, 2006, the Loan’s maturity date, the Loan continues to be convertible at the holder’s election until the Loan is paid. We have added explanation of this on page 2.

Opinion of DPAC financial advisor, page 5

7. Please expand your disclosure to emphasize the fact that DPAC’s Board did not ask B. Riley to update its fairness opinion for either the first or second amendment to the Merger Agreement, both of which changed the exchange ratio. In addition, supplement your disclosure to include a statement similar to your disclosure in the first paragraph on page 43, namely, that DPAC shareholders should not rely on the fairness opinion as an indication of the fairness of the merger as amended. Also include a brief description of the Recent Developments that have occurred since B. Riley rendered its fairness opinion.

We have supplemented the disclosure in the second paragraph, and amended and restated the entire paragraph, under the heading entitled “Opinion of DPAC financial advisor” on page 5 as follows:

“The opinion of B. Riley is outdated, and is not any indication of the fairness of the terms of the Merger as currently proposed. The opinion was based upon the Merger Agreement before the First and Second Amendments of the Merger Agreement were executed. Both of these amendments changed the exchange ratio. The opinion was rendered before the License Agreement and the DCV Bridge Loan were first contemplated. Further, DPAC has also undergone other material changes since April 21, 2005, which are described in the section entitled “DPAC RECENT DEVELOPMENTS” beginning on page 75. Therefore, DPAC shareholders should not rely on the B. Riley fairness opinion as an indication of the fairness of the Merger as amended.” DPAC’s Board of Directors did not ask B. Riley to update its fairness opinion for either the First or Second Amendments of the Merger Agreement due to DPAC’s shortage of financial resources. Please refer to “RISK FACTORS—Neither DPAC nor QuaTech obtained a fairness opinion concerning the Merger.”

Interests of certain persons in the Merger, page 5

8. Please name and quantify the benefits each DPAC and QuaTech director and executive officer is expected to receive as a result of their interests in the Merger. We note for example, your disclosure on page 81 that all unvested options held by QuaTech directors and officers will immediately vest upon completion of the Merger. Also disclose the respective amount and percentage of outstanding DPAC and QuaTech stock beneficially owned by these individuals, and the fact that they have entered into voting agreements regarding the merger.

On page 5 under “Interests of Certain Persons in the Merger” we have named and quantified the benefits to be received in the Merger by each of DPAC’s and QuaTech’s directors and executive officers. There we have also disclosed the amount of DPAC and QuaTech stock beneficially owned by these individuals. Also we have disclosed that three of these individuals have entered into voting agreements regarding the Merger. Our disclosure is amended as follows:

“Interests of certain persons in the Merger (see pages 74 and 89)

When DPAC shareholders consider the recommendations of the DPAC Board of Directors that they vote in favor of (i) the issuance of shares of DPAC common stock pursuant to the Merger Agreement, and (ii) the amendment to DPAC’s Articles of Incorporation to approve an increase in the number of authorized shares of DPAC common stock from 40,000,000 shares to 120,000,000 shares, DPAC shareholders should be aware that some DPAC directors and executive officers may have interests in the Merger that may be different from, or in addition to, their interests as shareholders of DPAC. The DPAC Board of Directors was aware of and considered these potentially conflicting interests when it approved the Merger Agreement. These interests include:

•	The retention of two DPAC directors, Creighton K. Early and Samuel Tishler, to serve on the Board of Directors of DPAC after completion of the Merger;

•	The retention of Creighton K. Early to serve as Chairman of the Board of Directors of DPAC after completion of the Merger and payment of severance to Mr. Early under his existing employment agreement with DPAC.

•	The issuance of options to purchase 600,000 shares of DPAC common stock that will be immediately fully vested pursuant to retention agreements between DPAC and four current or former members of management, including two current executive officers as follows: Creighton K. Early, current President and CEO, options to purchase 240,000 shares; Stephen J. Vukadinovich, current Chief Financial Officer, options to purchase 120,000 shares; Michael P. Zachan, former Vice President of Airborne™ Products, options to purchase 120,000 shares; and Gregory S. Gower, former Vice President of Sales and Business Development, options to purchase 120,000 shares;

•	The issuance of options to purchase 600,000 shares of DPAC common stock to five current non-management members of DPAC’s Board of Directors, Richard J. Dadamo, Samuel W. Tishler, Gordon M. Watson, Richard H. Wheaton and John W. Hohener, each to receive an option to purchase 120,000 shares of DPAC common stock upon the completion of the Merger; and

•	The acceleration of vesting of currently outstanding options held by DPAC’s directors and executive officers as follows: Creighton K. Early, options to purchase 170,000 shares, and Stephen J. Vukadinovich, options to purchase 70,500 shares.

When QuaTech shareholders consider the recommendation of the QuaTech Board of Directors that shareholders vote in favor of the approval of the Merger Agreement, QuaTech shareholders should be aware that some QuaTech directors and executive officers have interests in the Merger that may be different from, or in addition to, their interests as shareholders of QuaTech. The QuaTech Board of Directors was aware of and considered these potentially conflicting interests when it approved the Merger Agreement. These interests include:

•	The fact that two of QuaTech’s current directors, William Roberts, Chairman, and Steven Runkel, President and CEO will become members of the DPAC Board of Directors following the Merger;

•	The fact that all of QuaTech’s existing executive officers will become executive officers of DPAC following the Merger, and the fact that Steven Runkel will become President and CEO of DPAC after the completion of the Merger, with an annual salary of $210,000 pursuant to an employment agreement as set forth in Exhibit 10.20;

•	Options held by QuaTech executive officers that will be converted into fully-vested options to purchase DPAC common stock upon the effectiveness of the Merger as follows: William Roberts, warrants to purchase 1,469,000 shares, and Steven D. Runkel, options to purchase 2,093,621 shares;

•

All outstanding unvested stock options held by QuaTech officers, directors and other employees will become 100% vested upon completion of the Merger as follows: Steven D. Runkel, options to purchase 2,093,633 shares of DPAC common stock, Jeffrey L. Kristofeld, options to purchase 45,913 shares of DPAC common stock, Kevin Kline, options to purchase

346,965 shares of DPAC common stock, and Stewart Guy, options to purchase 115,655 shares of DPAC common stock;

•	The fact that DCV, the holder of 100% of QuaTech’s Series A Preferred Stock, will receive up to 4,934,209 additional shares of DPAC common stock by virtue of the terms of the DCV Bridge Loan and the consummation of the Merger; and

•	The fact that as a result of these potentially conflicting interests, these officers and directors could be more likely to vote in favor of recommending the Agreement and Plan of Reorganization and the Merger than if they did not hold these interests.

“Further, the following sets forth as of November 30, 2005 on a pro forma basis and based on the assumptions described below, the beneficial ownership of DPAC common stock by the following persons immediately upon the consummation of the Merger:

Development Capital Ventures, LP, 50,585,896 shares, 54.3% ownership;

William Roberts, 7,854,248 shares, 8.4% ownership;

Steven Runkel 3,744,506 shares, 3.9% ownership; and

Creighton Early, 810,000 shares, less than 1%.

The percentages of class assumes 93,108,033 shares of DPAC common stock outstanding immediately upon the consummation of the Merger.”

Conditions to the completion of the Merger, page 6

9. Tell us your intentions regarding how you will proceed with the solicitation or merger if you waive a material condition, including the receipt of an opinion that the transaction will be taxed as a reorganization.

At this time none of the parties to the Merger Agreement have any intention to waive a material condition including the receipt of an opinion that the transaction will be taxed as a reorganization. The parties reserve the right, however, to proceed to close the Merger even if a material condition is waived to the extent that the Merger Agreement so permits.

In order to clearly identify this risk for the readers of the proxy statement/prospectus, an additional risk factor has been added to page 19 of Amendment No. 2 to the Form S-4, which reads as follows:

“Merger conditions are subject to waiver.

“In general, the completion of the Merger is subject to the prior satisfaction of a number of conditions (see page 68). While the conditions precedent may indirectly provide some level of benefit to the shareholders of both DPAC and QuaTech, this is not their purpose. The conditions precedent were negotiated by DPAC and QuaTech for the exclusive benefit of DPAC and/or QuaTech as the case may be. DPAC or QuaTech may unilaterally elect to waive any number of conditions (other than those related to requisite shareholder approval and effectiveness of DPAC’s registration of the issuance of shares) set forth in the

Merger Agreement and described in this proxy statement/prospectus. Consequently, there is a possibility that the Merger may be consummated without all of the conditions precedent having been satisfied.”

Risks Factors, on page 11

General

10. Your introductory paragraph implies that you are incorporating risk factors by reference. Please note that all risk factors must be disclosed in this proxy statement/ prospectus. Please revise the introductory paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk Factors section. Apply this comment to the “Industry and Business Risks Related to DPAC and its Business” subsection.

The introductory paragraph under the section entitled “RISK FACTORS” is amended and restated as follows:

“You should carefully consider the following matters, together with all of the other information included in this Proxy Statement/Prospectus, in connection with your decisions on voting, acquiring or disposing of shares.”

The first paragraph under the heading “Industry and Business Risks Related to DPAC and its Business” is amended and restated as follows:

“DPAC urges you to carefully consider the following:”

Risks Related to Reverse Stock Split, page 18

11. Please insert a risk factor heading that adequately summarizes this risk.

We have eliminated the proposal to approve a reverse stock split.

Industry and Business Risks Related to DPAC and its Business, page 18

12. Please address under appropriate heading the risks to investors associated with the fact that DPAC has experienced operating losses for each of the past 14 consecutive quarters of operations and that its auditors have raised substantial doubt about its ability to continue as a going concern.

Under the heading “Industry and Business Risks Related to DPAC and its Business” on page 19 below the subheading “There are pending the Merger, credit risks and dependencies on QuaTech,” the following additional risk factor will be inserted:

“DPAC has experienced continuing losses from operations and negative operating cash flow. Additionally, DPAC’s current cash balances are expected to be insufficient to fund its operations and other obligations through February 28, 2006. These matters, among others, raise substantial doubt about DPAC’s ability to continue as a going concern.

“DPAC has incurred losses from continuing operations for each of the last fourteen consecutive quarters. Management expects DPAC will continue to consume cash for the next several quarters. Based on DPAC’s current cash flow requirements, management believes that its cash position and its current credit facility will not be adequate to continue to maintain liquidity throughout the ensuing fiscal year ending February 28, 2006. DPAC’s auditors’ independent registered public accountants’ audit opinion for the year ended February 28, 2005, included an emphasis of a matter paragraph raising substantial doubts about DPAC’s ability to continue as a going concern.”

DPAC’s common stock has been delisted from Nasdaq, page 3

13. Please expand your risk factor disclosure to address DPAC’s current treatment as a “penny stock.”

After the last paragraph on page 19 under the heading “Industry and Business Risks Related to DPAC and its Business” the following paragraph will be inserted:

“Only a small portion of the investment community will purchase penny stocks, such as DPAC common stock, and therefore there will be a limited market for DPAC common stock, which may limit the liquidity of your shares.

DPAC common stock is defined by the SEC as a penny stock because it trades over-the-counter at a price less than $5.00 per share. Application of the penny stock rules to our common stock affects the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock. SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. DPAC common stock also meets most common definitions of a penny stock, since it trades for less than $1.00 per share. Many brokerage firms will discourage their customers from purchasing penny stocks, and even more brokerage firms will not recommend a penny stock to their customers. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not consider purchasing a penny stock due, among other things, to the negative reputation that attends the penny stock market. There will be a limited market for DPAC common stock as long as it remains a penny stock. This situation may limit the liquidity of your shares.”

DPAC will need additional capital to survive, page 19

14. Please disclose that you expect current cash balances to be insufficient to fund your operations through February 2006. We refer you to your disclosure on page F-1 of Amendment No. 2 to the Form 10-K/A for the fiscal year ended February 28, 2005.

The subheading “DPAC will need additional capital to survive and meet its current obligations if the Merger is not consummated” on page 20, will be amended and restated to say that “DPAC will need additional capital to survive and meet its current obligations as of February 3, 2006 if the Merger is not completed before February 3, 2006.” The following will be inserted afterward:

“The $500,000 Bridge Loan Note matures February 3, 2006, and DPAC has insufficient cash to repay the loan, which becomes due and payable in cash unless the Merger the DCV Bridge Loan promissory note is converted into DPAC common stock which occurs if the Merger is consummated before February 3, 2006. If the Merger is not completed by February 3, 2006, DPAC will not have sufficient funds to repay the Bridge Loan.”

Also, please see our answer to comment 12.

Market Price and Dividend Information, page 29

15. Your statement in the last paragraph on page 29 that you intend to issue 38.9 million shares in the Merger itself appears to be inconsistent with disclosure appearing elsewhere in the document. Please advise or revise.

On page 31 we have changed 38.9 million shares to read 64.1 million shares.

16. Please revise your disclosure in the first and second full paragraph on page 30 to state that shareholder approval of Proposal 2 and Proposal 3 or Proposal 4 would be sufficient to complete the proposed transaction.

DPAC has determined it will not propose a reverse stock split, thus all references to that proposal in the proxy statement/prospectus have been deleted.

The DPAC Annual Meeting, page 31

17. Please provide us with any necessary access codes to view your Internet voting site.

Our internet voting site has not become active. The website address is www.proxyvoting.com/DPAC. We will advise you and provide any access codes as may be necessary as soon as practicable once the website is activated.

Voting of Proxies

18. Please clarify that proxies indicating votes against a proposal will not be used to vote in favor of adjourning or otherwise postponing the meeting to allow for additional voting on the proposal. Otherwise, include a separate proposal regarding adjourning or postponing the meeting.

On page 34 under “Voting By Proxy” we have added the following:

“Only proxies voting in favor of a proposal shall be voted in favor of adjourning or otherwise postponing the annual meeting, and proxies voting against a proposal shall not be voted in favor of adjourning or otherwise postponing the annual meeting, in order to solicit addition votes in favor of the proposal.”

We have inserted similar language under QuaTech’s “Voting of Proxies” on page 39.

19. Please correct the date of the annual meeting appearing on the back of the Form of Proxy Card (Exhibit 99.1).

The date set forth on the back of the Form of Proxy Card has been conformed to reflect the anticipated January 31, 2006 meeting date.

The QuaTech Special Meeting, page 36

20. Please provide for our review the Form of Proxy Card for the QuaTech Special Meeting. We may have other comments.

Attached is the Form of Proxy Card for the QuaTech Special Meeting. The Form of Proxy Card to be used at the QuaTech Special Meeting is being filed as Exhibit 99.3 with Amendment No. 2 to the Form S-4.

The Merger, page 38

21. Describe the history of the negotiations regarding the number of DPAC common shares DCV would receive pursuant to the Bridge Loan upon closing of the Merger. Disclose who initiated and participated in the negotiations and explain how these negotiations affected the negotiations regarding modifications to the exchange ratio.

On page 42 we have added the following:

“On or about July 8, 2005, DPAC indicated to QuaTech that it needed more capital if the Merger did not close by August 31, 2005. On July 9, 2005, DCV responded that it might be willing to make a bridge loan provided that the terms of the loan included a conversion feature that would provide a targeted return rate, and that DCV would be willing to agree to an automatic conversion upon the Merger.

“On July 15, 2005, DPAC proposed a one (1) year note convertible into DPAC common stock at a conversion price equal to ninety percent (90%) of the average market price of DPAC common stock over a period of ninety (90) days (prior to conversion) plus warrants to purchase an unspecified number of shares of DPAC common stock.

“On July 20, 2005, a proposed term sheet was received by DPAC from DCV, which indicated that DCV was willing to accept a six (6) month promissory note bearing interest at twelve percent (12%) per annum secured and convertible into 3,289,473 shares off DPAC common stock (similar to the amount issuable base on the ninety percent (90%) of average market price mentioned above) plus fifty percent (50%) more shares as a conversion incentive. DPAC agreed to that in principle on July 21, 2005. DPAC’s Board also considered and approved DCV’s proposal on July 21, 2005, and agreed to negotiate final agreements around those terms.

“On August 3, 2005, the DPAC Board approved the signing of the License Agreement, the Bridge Loan and First Amendment to the Merger Agreement. On August 5, 2005, those agreements were executed.”

22. Please expand your disclosure to describe in greater detail the material changes in the Merger Agreement resulting from the First and Second Amendments. It is insufficient, for example, to simply state, as you have on the top of page 41, that the exchange ratio for the Merger was “modified to more accurately reflect the relative valuation of QuaTech and DPAC.” Provide the relative valuations, corresponding exchange ratios and percentage dilution of DPAC shareholders in the post-merger company as of the initial merger agreement and as of each amendment.

We have expanded our disclosure on page 44 to include the following:

“The QuaTech proposal was to increase the exchange ratio from approximately twenty-eight (28) shares of DPAC common stock for each one (1) share of QuaTech common stock to a new ratio of approximately forty-six (46) shares of DPAC common stock for each one (1) share of QuaTech common stock.”

We have also inserted the following table:

	Initial Merger Agreement	First Amendment	Second Amendment
Relative Value of DPAC	40%	40%	30%
Relative Value of QuaTech	60%	60%	70%
Dilutive Effect of Bridge Loan	0%	6%	5%
Exchange Ratio (DPAC Sh:Quatech Sh)	24:1 Approximately	28:1* Approximately	46:1** Approximately
% Dilution of DPAC Shareholders	60%	66%*	75%**

*	Change in exchange ratio resulted from potential issuance of additional DPAC common stock pursuant to the Bridge Loan.

**	Change in exchange ratio resulted from Second Amendment.

Reasons for the Merger and Recommendations of DPAC’s Board of Directors, page 41

23. We refer you to your disclosure in the bullet at the bottom of page 41. Please explain in greater detail why you believe the merger could “eliminate DPAC’s operating losses,” particularly in light of the fact that your pro forma financials still show operating losses for the combined company.

On page 44 under “Reasons for the Merger and Recommendations of DPAC’s Board of Directors” the second sentence of the first bullet had stated that: “The DPAC Board believes that the addition of QuaTech’s substantially greater revenues will significantly reduce and potentially eliminate DPAC’s operating losses.” This sentence is amended and restated as follows:

“The DPAC Board believes that the addition of QuaTech’s substantially greater revenues will significantly reduce and, if DPAC’s Airborne™ products become successful at generating substantial additional revenues, potentially eliminate DPAC’s future operating losses.”

In addition, this same assertion made on page 77 will be conformed accordingly.

Opinion of DPAC’s Financial Advisor, page 42

24. Please provide copies of the information that the financial advisors provided to the DPAC or QuaTech boards in connection with this transaction, including any “board books” and summaries of oral presentations. We may have additional comments upon our review.

We are supplementally providing you herewith copies of the information provided to the DPAC Board of Directors by B. Riley.

Western Reserve Partners provided QuaTech’s Board of Directors with no written information or oral presentations in connection with the transaction.

25. We note that the B. Riley fairness opinion was delivered before, and has not been updated for, the two amendments to Merger Agreement and DPAC’s entry into the DCV Loan and the License Agreement. We also note that pursuant to the original merger agreement, each share of QuaTech common stock would be converted into the right to receive approximately 24 shares of your common stock before taking into effect a potential reverse stock split, and that as a result of the first and second amendments to the merger agreement, this number changed to approximately 27.84 and 45.91 shares of your common stock, respectively. Disclose whether the board considered such amendments to be significant changes in the value of the merger consideration QuaTech shareholders could expect to receive. If so, supplement your disclosure to explain the board’s rationale for not seeking an updated fairness opinion from B. Riley as of the date of this registration statement. Also disclose whether the DPAC board will request a “bring down” fairness opinion from B. Riley. If the DPAC board does not intend to request such an additional fairness opinion, please clearly state this fact where appropriate throughout the proxy statement/ prospectus and revise to include appropriate risk factor disclosure.

The Board of Directors of DPAC does not intend to obtain a “bring down” fairness opinion from B. Riley or any other source. We have added the following disclosure on page 46:

“The Amendments to the Merger Agreement significantly changed the value of the Merger to DPAC shareholders. As of the original Merger Agreement, each share of QuaTech common stock was to be exchanged for approximately twenty-four (24) shares of DPAC common stock. This amount was increased to approximately twenty-eight (28) shares of DPAC common stock concurrently with DPAC’s issuance of the Bridge Loan Note and First Amendment of the Merger Agreement to take into account additional DPAC common stock to be issued to DCV upon conversion of the Bridge Loan Note. Subsequently, with Second Amendment, this amount was increased to the current number of approximately forty-six (46) shares of DPAC common stock for each one share of QuaTech common stock. For this reason, the fairness opinion of B. Riley is not intended to be relied upon, and should not be relied upon, as an indication of the fairness of the transaction to DPAC shareholders. The Board of Directors of DPAC examined and considered the Amendments to the Merger Agreement, the License Agreement and the amendment to the License Agreement, and the Bridge Loan, and made its own determination of the fairness of the transaction to DPAC shareholders. Its determination was based on factors that included an apparent deterioration in the value of DPAC, a delay in expected orders from customers, and a shortage of capital. Incident to this shortage of capital, the Board determined that it would not expend the money to pay B. Riley to prepare a bring-down fairness opinion.” We have also amended the proxy statement/prospectus to clearly state this fact where appropriate, and have also included this information as a risk factor on page 12.

26. Please disclose in this section of the proxy statement/prospectus that in arriving at its opinion, B. Riley was under the belief that current DPAC shareholders would own approximately 40% of the post-merger company.

We have added the following disclosure:

“At the time B. Riley arrived at its opinion, B. Riley was under the belief that current DPAC shareholders would own approximately forty percent (40%) of post-Merger DPAC. In actuality, after the Amendments of the Merger Agreement and after the Bridge Loan, DPAC shareholders would own approximately twenty-five percent (25%) of post-Merger DPAC.”

27. We note that subsequent to the January 11, 2005 meeting of QuaTech’s board, QuaTech engaged Western Reserve Partners as its advisor on this transaction. We also note that at the January 26, 2005 meeting held at the law offices of Buchanan Ingersoll, it appears that representatives from Western Reserve participated in discussions on the structure of a potential combination between you and QuaTech. Tell us whether Western Reserve Partners provided to the QuaTech board any report, opinion or appraisal relating to the consideration or fairness of the consideration to be offered to QuaTech security holders or the fairness of the transaction to QuaTech, its affiliates or to its security holders who are not affiliates. See Item 1015 of Regulation M-A. If so, please add appropriate disclosure, including disclosure of when the opinion was delivered. If no opinion was provided, tell us why no such opinion was rendered.

Western Reserve Partners has never provided the QuaTech Board with any report, opinion, or appraisal relating to the consideration or fairness of the consideration to be offered to QuaTech security holders or the fairness of the transaction to QuaTech, its affiliates or to its securities holders who are not affiliates. No such opinion was rendered because Western Reserve Partners has not been retained for that purpose but instead was retained to advise QuaTech on its financing needs. The QuaTech Board does not believe that it needs such an opinion to recommend the transaction to the QuaTech shareholders.

28. You state on page 104 that “After considering the fairness opinion of B. Riley and other factors, the Board of Directors determined that it is in the best interests of DPAC and all shareholders of DPAC that it enter into and perform the Merger Agreement, in its current form, including all amendments ....” (emphasis added). Given your statement on page 43 that DPAC shareholders “should not rely on the B. Riley fairness opinion as an indication of the fairness of the Merger as amended” disclose why the board considered such opinion in its decision to approve and recommend the merger agreement.

We have deleted the words “the fairness opinion of B. Riley and” from the statement in the third paragraph on page 104.

29. Please include a description of the “many factors” in addition to the B. Riley opinion the DPAC board considered in reaching its decision to approve and recommend the Merger and Merger Agreement.

We have included a reference to other factors considered by the DPAC Board as follows: “Please refer to the discussion under, Reasons for the Merger and Recommendations of DPAC’s Board of Directors, beginning on page 44.”

30. We refer you to your disclosure in the penultimate paragraph on page 43. While we note that the fairness opinion attached as Annex C to the registration statement contains a summary of B. Riley’s financial analysis, please also provide in the prospectus a description of the material financial analyses performed by B. Riley in connection with rendering its opinion. See Item 1015(b)(6) of Regulation M-A. Describe why each of these analyses was used by B. Riley in reaching its opinion (i.e., the significance of a given analysis to B. Riley’s overall analysis), and how each such analysis supported B. Riley’s ultimate fairness determination. Please provide similar disclosure for any analyses conducted by Western Reserve Partners.

On pages 46 through 52 we have added a description of the material financial analyses preformed by B. Riley in connection with rendering its opinion. We have described why each of these analyses was used by B. Riley in reaching its opinion under the heading “Summary of Financial Analyses” on page 46. We have also described how each such analysis supported B. Riley’s ultimate fairness determination under the heading “Conclusion” on page 50.

Western Reserve Partners did not render a material report, opinion, or appraisal in connection with the transaction.

31. You state in the last paragraph on page 43 that the analyses performed by B. Riley are not necessarily indicative of actual values or actual future results. In light of this fact, please tell us why the financial advisor selected these analyses.

B. Riley selected four generally accepted analyses that are commonly referred to for the purpose of assessing the fairness of consideration in an acquisition. The purpose of the caveat that you noted was to indicate that the valuation was intended to be understood within its context, and that, outside that context, the analyses may be unmeaningful. Actual values depend upon many factors that are extraneous to their analyses.

32. Expand you disclosure on page 44 to quantify the fees B. Riley has been paid and will receive in connection with material transactions with the parties during the past two years in addition to those fees relating to the currently contemplated transaction. Also, in your prospectus summary disclose the portion of the fee that is contingent upon completion of the merger. Provide the same information for Western Reserve Partners.

We have expanded our disclosure on page 52 to reflect that DPAC paid B. Riley $55,000 in monthly retainers for its advisory services in connection with the transaction with QuaTech. DPAC also paid B. Riley $90,000 for the fairness opinion regarding the original Merger Agreement in April 2005. Upon completion of the Merger, B. Riley is entitled to receive their minimum fee of $300,000, minus the $90,000 fairness opinion fee, and minus $10,000 of payments made after the signing of the definitive agreement in April. Thus, B. Riley’s contingent fee is $200,000 at closing. We have also disclosed that some of the affiliates of B. Riley were previously affiliated with The Seidler Companies Inc., which received fees, as detailed on page 52, from DPAC in connection with a prior transaction. As for Western Reserve Partners, we likewise disclose that it has been paid $35,000 by QuaTech in fees relating to the currently contemplated transaction, and that at least $365,000 of its total fees in this transaction are contingent on the completion of the Merger. The parties have not paid any other fees to Western Reserve Partners during the past two years.

33. In addition to our preceding comments regarding B. Riley’s, and if applicable, Western Reserve Partners’ fairness opinions, please provide the disclosure required by Form S-4 Item 4(b) with respect to the B. Riley fairness opinion and any report, opinion or appraisal rendered by Western Reserve Partners.

The identity of B. Riley is stated on page 45 of the proxy statement/prospectus. (Item 1015(b)(1) of Reg. M-A). The qualifications of B. Riley are stated on pages 51 and 52 of the proxy statement/prospectus. (Item 1015(b)(2) of Reg. M-A). DPAC’s reasons for the selection of B. Riley also appear on page 52 of the proxy statement/prospectus. (Item 1015(b)(3) of Reg. M-A). B. Riley employs some personnel who had been previously employed with The Seidler Companies Inc. DPAC worked with those personnel in connection with a private offering of common stock and warrants, a prior unrelated transaction in May of 2004. DPAC paid The Seidler Companies Inc. $100,000 in cash plus five-year warrants to purchase 238,042 shares of DPAC common stock at $1.074 per share for its services in that transaction. Therefore, in the disclosure on page 52 of the proxy statement/prospectus we have included the following:

“Some of the B. Riley personnel were formerly employed at The Seidler Companies Inc. and in that capacity they worked on a private offering of common stock and warrants for DPAC. DPAC paid The Seidler Companies Inc. $100,000 in cash plus five-year warrants to purchase 238,042 shares of DPAC common stock at $1.074 per share for its services in that transaction.” (Item 1015(b)(4) of Reg. M-A).

We also added a disclosure on page 51 of the proxy statement/prospectus which states:

“The consideration payable by DPAC to QuaTech shareholders in the Merger was determined by negotiation between DPAC and QuaTech and was not based on an outside recommendation of any person, including B. Riley.” (Item 1015(b)(5) of Reg. M-A).

We have also added the following to page 51 of the proxy statement/ prospectus:

“DPAC neither instructed B. Riley to limit its investigation nor required B. Riley to expand its investigation.”

Please see our answer to Question 30 regarding revisions to the summary of the B. Riley opinion. (Item 1015(b)(6) of Reg. M-A).

Accounting Treatment, page 47

34. We refer you to your disclosure in the last full paragraph on page 47. Please explain why fair value is calculated based on the closing prices surrounding the First Amendment to the Merger Agreement.

The referenced date of August 5, 2005 on page 55 is a typographical error and should reflect the date of the Second Amendment to the Merger Agreement of October 20, 2005, as is referenced in Note (2) to the pro forma financial statements on page F-40.

In general, EITF No. 99-12 states that the measurement date to determine the value of securities issued in a business combination would be the agreement date. However, if there is subsequently a material change to the agreement, a new measurement date for valuing the securities to effect the business combination is established as of the date of the change. The Second Amendment to the Merger Agreement and the First Amendment to the License Agreement, both dated October 20, 2005, constitute substantive changes to the respective agreements, including changing the exchange ratio between DPAC and QuaTech used in determining the number of shares to be issued and the purchase price. Therefore, October 20, 2005 is deemed to be the appropriate date for valuing the securities issued to effect the merger.

Pro Forma Beneficial Ownership Information, page 65

35. Please identify the natural persons that beneficially own the securities held by DCV.

The limited partner of Development Capital Ventures, LP (“DCV”) is a limited partnership, DCC Growth Fund, LP (Growth Fund”), which is owned by various financial institutions. The general partner of DCV is a corporation, DCC Operating, Inc.

Description of OuaTech Business, page 70

36. Please update the narrative discussion of QuaTech’s business to reflect any material developments since May 1, 2005.

The Description of QuaTech Business is updated in Amendment No. 2 to Form S-4 to include the following: (i) the backlog disclosed for 2005 updated as of October 1, 2005 and (ii) head count updated as of October 1, 2005. There have been no other material developments since May 1, 2005.

Competitive Conditions, page 71

37. Please provide independent and objective support for QuaTech’s statements of industry leadership. For example, we note disclosure of QuaTech’s belief on page 72 that it is “a leader in multi-port adapters” and “a leader in low port serial adapters.”

We eliminated the statements from Amendment No. 2 to Form S-4.

QuaTech’s Management’s Discussion and Analysis of Financial Operation, page 73

38. Insert at the beginning of this section an overview of the most important matters on which the QuaTech’s executives focus in evaluating financial condition and operating performance as well as provide the context for the discussion and analysis of the financial statements. This discussion should inform readers how the company earns revenues and income and generates cash and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III. A of SEC Release 33-8350.

We believe that the first two paragraphs under Results of Operations on page 83 provide an appropriate context for the discussion of analysis of the financial statements. We will move those paragraphs in Amendment No. 2 so that they precede the discussion of Critical Accounting Policies. In addition, we will include the following:

“Management believes that net sales and gross margins are the most relevant measures of QuaTech’s financial performance. These financial measures are discussed more fully below.”

Results of Operations, page 75

39. In your results of operations section, you refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify instead of merely stating that changes were due “primarily” to certain factors. For example, but without limitation, you state on page 76 that the increase in gross margins was “primarily due to cost savings in raw materials and increased manufacturing efficiencies.” Revise to quantify the effect that each significant factor or event that you identify as a contributor to the overall change for the periods being compared. See Section 111. D of SEC Release 33-6835.

We revised the MD&A accordingly on pages 81 through 88.

2004 Compared to 2003, page 76

Net Sales, page 76

40. We note your disclosure that a reduced focus in the data acquisition market resulted in a decline in net sales of 27% for QuaTech’s data acquisition products. Please discuss the factors that contributed to this reduced focus and disclose whether you expect this to be a continuing trend for the foreseeable future.

QuaTech’s reduced focus in the data acquisition market has been driven by management’s decision in 2000 to suspend product development activities for data acquisition products and to focus product development, sales and marketing activities on the device productivity product lines. This decision was reached based on QuaTech’s evaluation of market opportunities in both the data acquisition and device connectivity markets. QuaTech anticipates that net sales from data acquisition products will continue to decline for the foreseeable future. We have revised the disclosure in Amendment No. 2 accordingly on page 84.

Gross Profits, page 76

41. Please disclose how QuaTech achieved cost savings in raw materials and increased manufacturing efficiency, and tell us whether you expect to maintain such savings and efficiencies into the foreseeable future.

These cost savings resulted from improvements in negotiated prices from component suppliers. While QuaTech continually focuses on improvement in component prices, future improvements cannot be guaranteed. We have revised the disclosure accordingly in Amendment No. 2 on page 84.

Gross Profit and Gross Margins, page 77

42. Please explain how outsourcing the manufacturing responsibility for a number of its products contributed to a decline in QuaTech’s gross margins.

QuaTech’s outsourcing partners add to the cost of raw materials resulting in an increase in the cost of the products manufactured by these partners. We have revised the disclosure accordingly in Amendment No. 2 on page 85.

Liquidity and Capital Resources, page 79

43. Please disclose whether QuaTech can satisfy its cash requirements from currently available resources for at least the next 12 months.

QuaTech’s management believes that cash requirements for at least the next twelve months will be satisfied by currently available resources. We include a statement to that effect in Amendment No. 2 on page 87.

Trends and Uncertainties, page 80

44. Please disclose the percentage of QuaTech’s annual revenue for each of the three most recently completed fiscal years and the percentage of its revenue for the nine months ended September 30, 2005 contributed by these projects. Tell us whether the banks can discontinue these projects without notice to QuaTech and whether QuaTech has received notification from any of these banks of its intention to discontinue its project. Explain in greater detail why you are uncertain as to whether these projects will provide material revenue beyond December 2005.

We include the following disclosure under the heading “Trends and Uncertainties” in Amendment No. 2:

“QuaTech has been involved in three projects associated with large, U.S. based banks. These projects are related to technology refreshes at the bank’s teller platforms. These projects began in 2001 and have contributed material revenue on an annual basis each year since. These projects represented approximately 24% of all QuaTech revenue in fiscal year 2002, approximately 21% in fiscal year 2003, approximately 33% in fiscal year 2004 and approximately 19% in the first nine months of fiscal year 2005. QuaTech receives orders for these projects on an as-needed basis. While QuaTech has not received notification that these bank projects will terminate or will discontinue their utilization of QuaTech products, the banks could take these steps without notification to QuaTech.

Interests of OuaTech Directors, Officers and Significant Shareholders, page 81

45. Please insert a reference in this section to the more detailed discussion found at page 45.

We have added such a cross-reference on page 89 in Amendment No. 2 to the Form S-4.

Proposal 1, page 90

Executive Compensation, page 94

Beneficial Ownership, page 96

46. Please revise footnote 1 to the beneficial ownership table to clarify whether the particular director/executive officer either has no options exercisable within 60 days or whether you have not included such options in the table. If it is the latter, please revise to include these options.

We have revised the footnotes to the table of beneficial ownership on page 96 to read as follows:

(1)	Includes 278,000 options that are presently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(2)	Includes 500,000 options that are presently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(3)	Includes 231,000 options that are presently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(4)	Consists of 80,000 shares subject to options which are currently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(5)	Consists of 140,000 shares subject to options which are currently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(6)	Consists of 120,000 shares subject to options which are currently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(7)	Consists of 140,000 shares subject to options which are currently exercisable or that become exercisable within sixty (60) days or upon the Merger.

(8)	Consists of the sums of footnotes (1) through (7) above.

Proposal 2, page 104

47. We note that Proposal 2 seeks approval for the Merger, the issuance of DPAC common shares in the merger and “all other transactions contemplated in the Merger Agreement.” Please expand your disclosure to include a description of these “other transactions.” Also tell us why you believe Rule 14a-4 of Regulation 14A does not require that your shareholders be given the opportunity to vote or abstain separately on these matters.

In accordance with Rule 14a-4 of Regulation 14A, we are adding a proposal, at your suggestion, to approve the adjournment or postponement of the annual meeting. The other transactions that are contemplated by the Merger Agreement are the filing of this registration statement, compliance with procedures necessary to comply with state securities laws, and successful completion of financing transactions as contemplated by the Merger Agreement. In light of your comment, we believe that it would be appropriate to strike our previous reference to “all other transactions contemplated in the Merger Agreement,” and we have done so.

48. It appears that one of the “other transactions contemplated in the Merger Agreement” is a reverse stock split. It is inappropriate to seek approval for this matter as part of Proposal 2 and to also seek approval as a separate proposal (Proposal 4). Please remove this matter from Proposal 2. You may, if desired, condition approval of one Proposal upon the approval of the other, provided that appropriate disclosure regarding these conditions is included in the proxy statement.

We have eliminated the reverse stock split proposal (former Proposal 4). Also we eliminate the implied approval of the reverse stock split from Proposal 2 by adopting Amendment No. 3 of the Merger Agreement which eliminates a reverse stock split

Proposal 3, page 106

49. You indicate in the first paragraph on page 106 that “[a]n increase in the number of authorized shares of common stock is necessary to enable DPAC to have a sufficient number of authorized and unissued shares of common stock to conduct the Merger described above, as well as for corporate opportunities, such as additional stock offerings, conversion of outstanding convertible securities, acquisitions, stock dividends and compensation plans.” While you also indicate that “[i]f the shareholders do not approve this proposal or Proposal 4, DPAC will not be able to undertake the Merger as described in this document” (emphasis added), please expand your discussion on page 106 to illustrate this point in clear terms. Consider referring the reader to the table on page 112 and discuss the effect on the number of your shares authorized and available for issuance were the reverse split to be effectuated prior to the consummation of the merger. For example, we note that in the event you were to effectuate a ten-for-one reverse split prior to the effective date of the merger, you would not only have enough authorized shares to consummate the merger, but you would also have an amount of authorized shares available for issuance for the corporate opportunities listed on page 106 equal to almost 200% of the total shares outstanding following the merger on a fully diluted basis. Discuss whether the board contemplated such a scenario and why the proposal to increase the amount of authorized common stock is necessary to accomplish the corporate purposes cited in the proposal given the existence of Proposal 4.

We have eliminated Proposal 4, and therefore rely solely upon Proposal 3 (the increase in shares authorized). We nonetheless disclose on page 115 that “if Proposal 3 is approved, we would not only have enough shares of DPAC common stock to consummate the Merger as contemplated, but also we would have an estimated amount of approximately 17 million shares of authorized, unissued and unreserved DPAC common stock.”

Proposal 4, page 108

Purpose and Reasons for a Reverse Stock Split, page 108

50. Supplement your disclosure to indicate that an additional purpose of the reverse split could be to provide you with more than enough shares to consummate the merger, as indicated by the table on page 112.

Please see our response to comment 49.

51. Please explain why you are seeking approval for such a wide range of reverse splits. As the reverse stock split is to occur no more than three months from the annual meeting, it is unclear why you cannot narrow the range of possible stock splits. Tell us why you believe shareholders have adequate information about all possible material future developments to approve such a broad range of reverse splits.

Please see our response to comment 49.

Proposal 5, page 115

52. Please clearly state that if the Merger is not completed, approval of Proposal 5 by the DPAC shareholders could constitute approval of a transfer of substantially all of DPAC’s assets.

In Proposal 4 on page 117 (previously Proposal 5), we have added the following:

“Approval of Proposal 4 by the DPAC shareholders would constitute the transfer of substantially all of DPAC’s assets.”

53. Please disclose the DPAC board’s intentions regarding the future operations of the company in the event that the License Agreement is approved but the Merger is not, thus constituting a transfer of substantially all of DPAC’s assets.

We have added the following disclosure in Proposal 4 on page 115 regarding the future operations of the company in the event the Merger is not approved:

“In the event that the License Agreement is approved but the Merger is not, thus constituting a transfer of substantially all of DPAC’s assets, DPAC will be entitled to future royalties under the License but will be obligated to repay DCV the Bridge Loan Note, rendering DPAC unable to repay its debts. Thus, DPAC would need to make arrangements to repay creditors. DVC is a secured creditor and could foreclose on its collateral to collect on DPAC’s Bridge Loan Note. That collateral includes the License and royalties thereunder. The DPAC Board of Directors will consider seeking agreements with creditors, and such arrangements with creditors, or collection actions by creditors, could result in an entire loss of the investment of holders of DPAC common stock. We currently estimate that, under those circumstances, nothing would ultimately be available to be distributed to DPAC stockholders at that time in case of voluntary arrangements with creditors, a foreclosure by DPAC’s secured creditor or other creditor collection actions instituted against DPAC.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH THE MERGER AND THE LICENSE.

Where You Can Find More Information, page 123

54. Please provide the information required by Item 13(a)(2) of Form S-4.

On page 125 et. seq., we have added further information required by Item 13(a)(2) of Form S-4.

QuaTech, Inc. Financial Statements December 31, 2004, 2003 and 2002, page F-1

Balance Sheets, page F-3

55. We note that you have recorded a $2.6 million intangible asset related to the acquisition of a trade name which resulted from an asset purchase agreement with WR Acquisitions, Inc. We also see that upon the application of SFAS 142, you determined the intangible asset had an indefinite life. Please tell us how you have concluded that this intangible asset had an indefinite life in accordance with paragraph 11 of SFAS 142.

As of the valuation date, there were no legal, regulatory, contractual, competitive, economic factors that limited the useful life of the trade name. Other factors considered in determining that the trade name had an indefinite life include:

a.	The trade name is the same name the Company is operating under and the Company has branded its product with such name as well.

b.	The trade name acquired will contribute and continues to contribute to the future cash flow of the entity by providing brand recognition.

c.	As of the date of acquisition, and currently, QuaTech plans to continue the use of the trade name for products.

d.	QuaTech believes the trade name has a usefulness and will continue to contribute to future cash flow for the period in which QuaTech plans to be a going concern.

e.	The period in which QuaTech continues to be a going concern is indeterminate and management believe that the trade name could potentially have value beyond that period (i.e., the Schwinn bicycle name continues to live on even after the demise of the company that created the name).

f.	QuaTech continues to maintain the value of the trade name through annual marketing and sales promotional expenses.

Statements of Stockholders’ Equity, page F-7

56. We note that you have included two years of statements of stockholders’ equity and that the independent auditors’ report refers to three years of statements of stockholders’ equity. Please revise your financial statements to provide three years of statements of stockholders’ equity in accordance with Item 17 of Form S-4.

See the revised statements of stockholders’ equity on page F-7. Three-year comparative Statements of Stockholders’ Equity have been prepared are inserted into the financial statements as at December 31, 2004.

Note 2 – Summary of Significant Accounting Policies, page F-10

57. Please revise this note to also include a summary of the recently issued accounting pronouncements and the expected impact of their adoption on your results of operations and financial condition. Refer to SAB Topic 11.M.

At the time of the issuance of the financial statements, QuaTech was a privately held business and was not subject to the Staff Accounting Bulletins referred to in this comments and therefore disclosures of the impact that recently issued accounting standards will have on the financial statement of the registrant when adopted in a future period were not included in the footnotes accompanying footnotes.

While these disclosures were not required at the time of issuance, we do not believe that the request in unreasonable and have revised the Summary of Significant Accounting Policies footnotes to include the requested disclosures.

We have added a section to footnotes titled ‘New Pronouncements’ to disclose FAS 123 and any additional pronouncements applicable to the Company.

Note 7 –- Debt, page F-14

58. We note that for the warrants issued with the subordinated term loan, “the warrant holder has a put option to sell the warrants back to the Company.” Please tell us how you have complied with the guidance provided by SFAS 150 and FSP 150-1 and tell us how it impacted the classification of the warrants in your balance sheet.

In accordance with SFAS and FSB 150-1, puttable warrants that may require cash settlement have been evaluated to determine whether historical treatment is still appropriate.

Note 10 - Designated Stock, page F-16

59. We see that during the years ended December 31, 2004 and 2002, you granted to employees options to purchase 34,276 and 30,416 shares of common stock, respectively. We also note your disclosure on page F-11 that you elected to use the intrinsic value method of accounting for your awards to employees in accordance with APB 25. Please tell us why you believe the award of these stock options did not impact your pro forma net income if you had applied the fair value based method in accordance with paragraph 45.c.(3) of SFAS 123.

An analysis of fair value was performed and such results were compared to the accounting under the intrinsic value method. We have revised this pro forma disclosure in Note 10 to reflect the associated pro forma expense amounts.

Note 12 – Unconditional Purchase Obligations, page F-19

60. Please clarify whether your purchase agreements have minimum purchase quantities and if so, whether you have met those minimum purchase requirements.

After further review of the agreements disclosed in Note 12 – Unconditional Purchase Obligations, it has been noted that such disclosure is not required. However, the disclosure was included for information purposes.

In accordance with Paragraph 6 of SFAS 47, the agreement does not meet the definition of an unconditional purchase obligation because there are no minimum purchase quantities and there are no set prices under the arrangement. The arrangements are considered normal purchasing contracts.

An addition to footnote # 12 includes the following language: “None of the above arrangements have minimum purchase requirements.”

Note 14 – Prior Period Adjustment, page F-19

61. We note your discussion of the restatement of your results relating to previously reported inventories is vague. Please tell us and revise the filing to clearly describe the “certain errors” you discovered, who discovered the errors and what accounting principles were improperly applied. Please also disclose your reasons for concluding that prior periods are unaffected by the incorrect application of GAAP.

The additional language requested has been added to the footnote disclosure and reads as follows: “During 2004, management discovered errors in inventory quantities on hand via cycle count testing. Such errors were found to have resulted due to errors in accounting records in 2003. Accordingly, an adjustment of $250,918 was made during 2004 to write down the beginning inventory balance and increase 2003 cost of goods sold. As a result of this correction, 2003 income before taxes decreased by $250,918.”

QuaTech, Inc. Financial Statements September 30, 2005 and 2004 (Unaudited), page F-21

62. Revise the QuaTech quarterly financial statements as necessary based on our previous comments.

The quarterly financial statements have been revised based on your previous comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-35 Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page F-39

63. Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded.

The purchase price allocation and related disclosures have been updated to indicate that they contain our most recent preliminary valuations. We are not currently aware of any probable material allocation or adjustments not reflected herein that are likely to be recorded.

(2) Preliminary Merger Purchase Price, page F-40

64. We note the license agreement discussed on page 115 entered into among DPAC, DCV and QuaTech for the exclusive license of substantially all of DPAC’s designs and intellectual property. Additionally, we note that QuaTech has the option of paying a royalty on each unit of product sold, payable monthly, or may elect to prepay all license fees for a one-time payment of $2.4 million. Please revise and tell us how you are accounting for this license agreement including whether it is considered contingent consideration in the estimated purchase price, as defined in SFAS 141. Additionally, please address how you will account for it in the purchase price allocation.

DPAC currently recognizes revenues for royalties from the license agreement on a monthly basis based on actual quantities of Airborne products shipped by QuaTech. If the prepayment option is exercised, and the merger is consummated, DPAC’s deferred revenue liability from the prepayment would be eliminated against QuaTech’s intellectual property asset. The value paid by QuaTech for the intellectual property and other assets of DPAC would be represented by the allocation of the purchase price as shown in the pro forma. Recognition of the license prepayment as an additional asset and liability would be double counting the value of the asset. In effect, the closing of the merger is an alternative means of acquiring the license, but it is not additional consideration to the merger.

The option held by QuaTech to prepay the license fees is therefore not considered to be contingent consideration in the merger transaction, but rather an alternative arrangement for paying the license fees and securing exclusivity of the intellectual property. Since the exclusivity cannot be granted unless approved by the shareholders, this contingency cannot be resolved prior to the shareholder vote. If the shareholders approve the merger, the licensing arrangement becomes an inter-company transaction that is eliminated in the consolidated results reported to the shareholders.

If the merger is not consummated, but the shareholders approve the granting of an exclusive license, QuaTech retains the option for five days to complete its prepayment election and accept an exclusive license, or to rescind its election, accept a non-exclusive license, have its cash in escrow returned, and pay royalties on a monthly basis, as earned by the quantity of products shipped.

65. As a related matter, we note that prepayment of the license is at QuaTech’s option. Please tell us what happens upon the date of the merger if QuaTech determines it will pay the royalty on a monthly basis, instead of prepaying the $2.4 million.

The prepayment of all of the license fees is a condition precedent to the Merger. If QuaTech elects not to prepay the fees, the Merger would not be consummated, unless such condition is waived by DPAC. If the Merger is consummated, the License terminates at the parties’ election. If it is not consummated for failure of any condition that is within QuaTech’s control, DPAC could seek the recourse available to it under the termination provisions of the Merger Agreement.

QuaTech is precluded from determining that it will pay the royalties on a monthly basis and consummate the merger as pre-payment of the license fee is a condition to close the merger.

(3) Preliminary Merger Purchase Price Allocation, page F-41

66. We also refer you to adjustment (5)(b) and (5)(g). We agree that you allocate $1 million to the estimated fair value of developed technology and $1.3 million to the estimated fair value of customer relations and that these intangible assets will be amortized over the useful life of 5 years. Please address the following:

•	Please tell us and revise the filing to include more details of the allocation of the purchase price to these two intangible assets, including how you determined the fair value, the valuation methodologies, significant assumptions used and the basis for recognizing the intangible assets.

•	Please tell us why the purchase price resulted in such a significant amount being recorded to goodwill, including why you did not allocate a greater amount to any intangible assets based on paragraphs 37(e) and 39 and Appendix A14 of SFAS 141 or to research and development projects with no alternative future use in accordance with paragraph 42 of SFAS 141.

•	Please tell us and revise to disclose why the five year useful life of the intangible assets was appropriate and how you applied the guidance of paragraph 11 of SFAS 142 in estimating the useful life.

DPAC conducted an analysis of the fair value of assets and liabilities acquired in accordance with SFAS 141. To assist in the process, we engaged the services of an independent third party valuation firm to perform a valuation of the intangible assets. The methodologies utilized to determine the existence of and the fair value of intangible assets were the Market Approach, the Asset (Cost) Approach and the Income Approach. The nature and characteristics of the subject asset along with the availability of relevant data indicated which approach, or approaches, were most appropriate and utilized for its valuation.

Principal sources of information and assumptions used in performing the valuation included the following:

•	Management projections including revenues, cost of goods sold, and operating margins for the Company for the fiscal years ended through 2009;

•	The historical growth and acceptance of Wi-Fi technology, the base technology of the Airborne product line;

•	Projected balance sheets through February, 2006;

•	Historical income statements and balance sheets;

•	Future cash flows over the projection period through February 2009 were estimated based on financial forecasts;

•	Assumptions concerning the current and prospective market conditions, historical and future performance of DPAC, and competition in the marketplace.

Based on interviews conducted with DPAC management and a review of the comparable transactions within the industry, the appraisers have opined that Developed Technology was acquired and no In-Process Research and Development (technology) existed as of the valuation date. The fair value of the Developed Technology was estimated using the Multi-Period Excess Earnings Method under the Market Approach.

Net after-tax cash flows associated with future revenues from existing customers at the time of the acquisition were used to estimate the fair value of Customer Related Intangibles using the Multi-Period Excess Earnings Method under the Income Approach. In addition to these cash flows, cash flows arising from future revenues from these same customer relationships estimated over their estimated remaining useful life were included in the valuation of this intangible asset. These combined cash flow forecasts represent the expected economic income from existing customers without any consideration to the potential integration with QuaTech’s technology and external resources (i.e., fair value vs. investment value).

In general, the process of estimating an economic life is one of identifying the factors that bear on economic prospects in a given scenario, and then assessing which of them indicates the shortest life (i.e., the point at which it becomes unprofitable to use or produce the asset).

The remaining useful life of the Developed Technology was estimated to be five years based on the remaining economic life of the underlying technology as represented by DPAC management and a review of public filings of comparable public companies, including Digi International and Lantronix, to identify any indication of the remaining economic lives of similar identifiable intangible assets. The remaining useful life of the Customer-Related Intangibles was estimated to be five years based on DPAC’s representation of the attrition rate of its customers and the remaining useful life of the Developed Technology.

DPAC and QuaTech entered into negotiations to offer QuaTech an option to prepay, in exchange for a one-time cash payment, all future possible fees under the licensing agreement, and through this process, the parties agreed on a one time cash payment of $2.4 million to compensate DPAC for an exclusive license of the technology and its derivative products. As a result of this value having been negotiated and agreed upon between the parties as the appropriate fair market value of the technology, this amount was deemed as the most reliable objective determinant of the value of the intangible assets in the event of the acquisition. The Company utilized the $2.4 million to value the Developed Technology and Customer Related Intangibles, the two intangible assets identified by the independent appraiser. No other intangible assets were identified to exist by the independent appraiser; therefore the remainder of the purchase prices is related to goodwill.

We will include the following paragraph to Note (2) on F-40:

“The final determination of the purchase price allocation will be based on the fair values of the assets, including the fair value of intangible assets, and the fair value of liabilities assumed at the date of the closing of the merger. The purchase price will remain preliminary until the Company is able to finalize its valuation of significant intangible assets acquired and adjust the fair value of the other assets and liabilities acquired. The final determination of the purchase price allocation will be completed as soon as practicable after the date of the closing of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed consolidated financial statements and related notes.”

(5) Pro Forma Adjustments, page F-42

67. We refer you to adjustment (5)(a). We see that you had determined the fair value of the detachable warrant to purchase 5.1 million shares to be $479,000 using the Black-Scholes option pricing model and that you intend to record the fair value in equity. However, on page 41, we note your disclosure that Evolution Capital Partners will “have the right to cause DPAC to purchase the warrants upon the earlier of the maturity of the notes and the occurrence of an event of default.” Please tell us what consideration you have given to recognizing the warrants as a derivative under SFAS 133 or as a liability under SFAS 150 and EITF 00-19. We may have further comment based on your response.

Upon further review of SFAS 133, EITF 00-19 and SFAS 150, we determined that per EITF 00-19 the warrants meet the characteristics of a derivative instrument. We made this determination by noting the following: that the warrants are free standing in that they are detachable and separately exercisable; settlement of the put option is variable upon the greater of the stock price or a defined calculation based on the Company’s performance; settlement can be made in cash or shares, at the determination of the holder; the put feature may expire with the passage of time. Per EITF 00-19, because the contract gives the holder the choice of cash settlement or settlement in shares, public companies should report the proceeds from the issuance of put warrants as liabilities and subsequently measure the put warrants at fair value with changes in fair value reported in earnings. Therefore, the fair value of the detachable warrants, due to the put feature of the warrants, meet the criteria to be classified as a liability and we have revised adjustment 5(a) and the related disclosures accordingly.

This is a preliminary accounting determination based on the information currently available in the financing term sheet and is subject to further analysis and change once a final financing agreement has been completed.

Annex D. Tax Opinion of Buchanan Ingersoll PC

68. Please have counsel revise the opinion to reflect the accurate number of common shares and rights covered by the registration statement.

Counsel will revise the tax opinion accordingly at the time described in our response to comment 70.

69. We refer you to the last paragraph on page 2 of the opinion. It is vague and inappropriate to base the opinion on the provisions of the Code as they “appear likely to be interpreted.” Please have counsel remove this statement from the opinion.

We understand the comment. Counsel’s opinion, when filed as discussed below in response to comment 70, the first sentence of the second paragraph on page 2 of the opinion will read as follows:

“Based solely on the facts, assumptions and representations as so stated, satisfaction of the conditions above, and under the present provisions of the Code as they have been interpreted by the courts and the Internal Revenue Service, we are of the opinion, for federal income tax purposes, that the Merger will constitute a reorganization within the meaning of Sections 368(a) of the Code and each of DPAC Technologies, Merger Subsidiary and QuaTech will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.”

70. We note the statement that the opinion speaks as of the date of the opinion and that counsel will undertake no obligation to update the opinion. Please either have counsel file an opinion that omits that statement or file an opinion dated as of the effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

We will file the tax opinion from counsel dated as of the effective date with the final pre-effective amendment to the Form S-4.

Item 22, Undertakings

71. Please include the undertaking set forth in Item 512(a) of Regulation S-K. Please note the December 1, 2005 effective date of Release 33-8591, which revises certain portions of Item 512.

We have included the appropriate Item 512(a) undertakings as revised by SEC Release No. 33-8591. In particular, we included the undertakings required by revised Item 512(a)(1) and revised Item 512(a)(4). The undertakings may be found on pages II-1 et. seq.

Thank you for your comments.

“REGISTRANT”
DPAC TECHNOLOGIES CORP.

Creighton K. (“Kim”) Early
Chief Executive Officer and President

B   R I L E Y
Research   Trading
Investment Banking
Los Angeles:
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
Newport Beach:
4675 MacArthur Ct.
Suite 1500
Newport Beach, CA 92660
San Francisco:
220 Montgomery St.
Suite 540
San Francisco, CA 94104
New York:
900 3rd
Avenue
27th
Floor
New York, NY 10022
www.brileyco.com
949.852.9911
Presentation to the Board of:
Presentation to the Board of:
Fairness Opinion Supplement
April 20, 2004
B R I L E Y
Member: NASD & SIPC

Issued: April 20, 2005

CONFIDENTIAL
CONFIDENTIAL
For review by the Board of Directors and
Management of DPAC Technologies Corp.  Neither
the document nor the information contained herein is
for investment purposes or distribution to the public or
any other entity without the expressed written
permission of B. Riley & Co.

Issued: April 20, 2005

ASSIGNMENT I
SUMMARY OF MERGER TERMS II
INDUSTRY OVERVIEW III
COMPANY OVERVIEW - DPAC IV
COMPANY OVERVIEW - QUATECH V
METHODOLOGY AND ASSUMPTIONS VI
OPINION AND SUMMARY RESULTS VII
DPAC VALUATION ANALYSIS VIII
QUATECH VALUATION ANALYSIS IX
APPENDIX  X
Historical and Projected Financials
Comparable Public Companies
Comparable M&A Transactions
Table of Contents
Section

Assignment

Issued: April 20, 2005

B. Riley & Co. (“B. Riley”) has been engaged to provide a fairness opinion to DPAC
Technologies Corp. (“DPAC” or the “Company”).
B. Riley is an investment bank, a member of the National Association of Securities
Dealers (NASD) and the Securities Investor Protection Corporation (SIPC), which has been in the business of assisting companies, including rendering fairness opinions, with its acquired entities and predecessors since 1984.
The evaluation techniques used are those standard techniques typically employed to determine the fairness of a potential merger or acquisition.
The following materials (the “Presentation”) were prepared for the Board of Directors of DPAC which has requested that B. Riley provide its opinion as to the fairness, from a financial point of view, of the aggregate share consideration to be issued in the proposed merger (the “Merger”) with QuaTech, Inc. (“QuaTech” or “Merger
Partner”), as described in the Draft Agreement and Plan of Reorganization dated
April 13 , 2005 (the “Agreement”).
Overview of Assignment:
Assignment

Summary of Merger Terms

Issued: April 20, 2005

QuaTech's shareholders and stakeholders would receive DPAC shares in an amount equal to 150 percent of the amount of DPAC's partially diluted shares
(those shares currently outstanding plus those issued or issuable under outstanding options and warrants on a net exercise basis) on a record date.
Therefore, following the transaction, QuaTech’s shareholders will own approximately 60% of DPAC and DPAC’s current shareholders will own approximately 40%.
OFFER:
The following is a summary of selected terms of the Agreement:
Summary of Merger Terms
MERGER
PARTNER:
QuaTech serves segments of the high-performance device networking and device connectivity solutions. Through quality design, superior manufacturing and strong support, QuaTech’s customers include OEMs, VARs and System
Integrators, as well as end-users in many industries, including banking, retail/POS, access control, building automation and security, and energy management.
OTHER
SELECTED
TERMS:
The initial Directors of the combined company will be Steve Runkel, Bill
Roberts, Kim Early and four (4) others to be appointed.
An S-4 will be filed to register the securities of investors involved in the funding and the shares which will be held by the current QuaTech
Shareholders.
There are various other terms set forth in the Agreement and Plan of
Reorganization.

Issued: April 20, 2005

Funding in the amount between $4 million and $5
million
Appropriate legal opinion letters
Audits completed for QuaTech and DPAC
No material adverse effect to the Company
Receipt of all necessary governmental and regulatory
approvals, including shareholder vote
Other conditions of closing as set forth in Agreement
and Plan of Reorganization
CONDITIONS
TO CLOSING:
Summary of Merger Terms
(Continued)
The following is a summary of selected conditions to closing:

Issued: April 20, 2005

Broader Technology, Product and Brand Portfolio
– The merger will combine
the new technologies and product lines and established brands of the companies, enabling the new company to offer a broader array of products addressing the
M2M connectivity market.
Cross Selling to Sales Channel
– DPAC’s wireless solutions for OEM products
will gain access to QuaTech’s distribution channels for its device connectivity products and packaged product development expertise, while QuaTech’s product lines will leverage the wireless expertise, customer base and direct sales channels provided by DPAC.
Potential for Improved Financial Performance
– QuaTech's revenues and
profitable operating results will make the combined entity stronger and more efficient than DPAC alone, and opportunities for operational cost savings as a result of the combination could further improve the financial performance of the combined entity.
Summary of Merger Terms
Merger Rationale
The merged company will focus on accelerating the development of connectivity solutions for the machine-to-machine communications
(M2M) market. The two companies envisioned benefits include the following:

Issued: April 20, 2005

There are significant risks to DPAC’s business model which include, but are not limited to the following:
• Ability to continue as a “going concern” due to limited capital resources
• Integration risk associated with the merging of the two businesses
• Technology risk to both DPAC and QuaTech, due to shifts in technology
• Risk from competitors, many of which are better funded and capitalized, like
Digi and Lantronix
• Inability to meet accounting and SEC requirements of a public company due to resources and cost as well as the shifting direction of NASD and SEC rules
• Loss of key personnel
• Other
B.Riley did not make any assumptions in regards to risk and has for all practical purposes utilized management’s projections and interpretation of the factual information to prepare this analysis.
Significant Risks to DPAC
Summary of Merger Terms
Merger Risks

Industry Overview

Issued: April 20, 2005

Industry Overview
The M2M  Device Connectivity Market
The M2M  Device Connectivity Market
M2M stands for machine-to-machine, mobile-to-machine, and machine-to-mobile communications.
• Involves linking an array of equipment from mainframes to everyday products (e.g., home appliances, vehicles, buildings) to create new levels of “smart services” and commerce.
• Rapid growth is expected in the coming years (based upon research by Wireless Data
Research Group and The Focal Point Group).
• Although linking computers, printers, etc. to the IT network is well-developed and dominated by several large organizations such as Cisco and Microsoft, the M2M market, linking non-traditional IT devices, is undeveloped with fragmented competition.
Some examples of M2M applications include:
•
Manufacturing
- wirelessly connecting the machine tools on a shop floor to a computer on the floor to monitor usage and control activities.
•
Logistics
- a system to monitor the location of shipping containers anywhere in North
America using wireless modules to communicate location and container content through an
Internet portal.
•
Transportation
- a trucking fleet which obtains vehicle diagnostic or trip information in the dispatch yard through a short-range, high speed wireless 802.11 connection.

Issued: April 20, 2005

Industry Overview
The M2M  Device Connectivity Market
M2M Market Revenue
A $9.3 billion market in
2004, according to the
Wireless Data Research
Group, Inc.
Market expected to
reach $28 billion
market by 2007
LAN Devices is
expected to be the
largest share at $8.2
billion
Of the $8.2 billion LAN
market, the 802.11
market is expected to be
$3.3 billion
2007 M2M Market Revenue
($ Millions)
$1514
Other
$3135
Professional Services
$3762
Software
$5677
Network Services
$3998
WAN Devices
$3476
PAN Devices
$8199
LAN Devices
$3476
802.11a,b,g,i
$3209
WMTS/ISM
Source: 2003 Wireless Data Research Group, Inc. Source: 2003 Wireless Data Research Group, Inc.

Issued: April 20, 2005

Industry Overview
The M2M  Device Connectivity Market
M2M Market Growth
According to the Wireless Data Research Group:
• The market for hardware, software, professional and wireless network services for M2M communications will grow at a
27% compound annual growth rate,
expanding from $9.3
billion in 2004 to $31 billion in 2008.
• The M2M applications market will grow from 9.8 million units in 2004 for to over 43 million units in 2008.
• The M2M units in the automotive market will grow from 2.9 million in 2003 to over 11 million in 2008.
4.1
9.8
18.4
28.6
43.5
M2M Applications Market
(Million Units)
2003 2004
2005 2006 2007
(estimates)
Source: 2003 Wireless Data Research Group
1.5
2.9
4.5
7
11
Automotive Market
(Million Units)
2002
2003 2004 2005
(estimates)
2006
Source: Telematics Research Group
4.1
9.8
18.4
28.6
43.5
M2M Applications Market
(Million Units)
2003 2004
2005 2006 2007
(estimates)
Source: 2003 Wireless Data Research Group
1.5
2.9
4.5
7
11
Automotive Market
(Million Units)
2002
2003 2004 2005
(estimates)
2006
Source: Telematics Research Group

Issued: April 20, 2005

Industry Overview
The M2M  Device Connectivity Market
M2M Market Trends
Emerging market with significant growth potential
• Significant applications & economic benefits
• Key technologies & infrastructure in place
No dominant suppliers or major players
Unique system needs that are not addressed by existing, IT products & technologies
Highly fragmented, small companies, suitable for roll-up
Wireless significantly simplifies & reduces cost of M2M systems:
• Many M2M applications require mobility or portability
• Cabling & connectivity costs remain high
Wireless standards driving overall costs down:
• Commodity wireless technologies
• Readily available infrastructure
Internet provides anytime, anywhere information access

Issued: April 20, 2005

Industry Overview
The M2M  Device Connectivity Market
An emerging market marked by small, fragmented players with no dominant market leader.
The largest public companies being DIGI International (NASDAQ: DGII) and
Echelon (NASDAQ: ELON)
each with just over $100 million in revenue
only a portion of total revenue from M2M connectivity
Other companies competing with DPAC and QuaTech include Lantronix, Moxa,
Comtrol and Socket Communications.
The remaining companies, of which there are many,
average $10 to $20 million in revenue
specializing in niche technologies (cellular or serial Ethernet or certain industry applications)
M2M Competitive Environment

Company Overview - DPAC

Issued: April 20, 2005

Company Overview - DPAC
DPAC Technologies® (NASDAQ:DPAC) develops and builds
802.11 integration modules and connectivity products for machine-
to-machine communication applications. DPAC's embedded 802.11 wireless modules and packaged subsystems are used by major OEMs in the transportation, homeland security, medical diagnostics and a wide variety of other markets to enable remote data collection and control.
DPAC Technologies is the only 802.11 wireless networking
company focused solely on the needs of embedded system OEMs
and their engineers. Experience has shown that OEM engineers often don't have the staff or budgets to successfully implement and maintain RF/wireless designs. Investigating and evaluating
RF/wireless technology - and integrating this technology into their products - can prove problematic for these professionals and their companies. DPAC's Airborne™ wireless products offer 802.11
connectivity and interoperability in the only compact module designed to operate across the full industrial temperature spectrum.
DPAC Technologies Corp.
Headquarters: Garden Grove, CA
Employees: 23
NASDAQ: DPAC
HISTORY
1981:
Founded
1986:
NASDAQ IPO – DPAC
1995:
Entered commercial
stacking market
2000:
Acquired System
Development Company –
Productivity Enhancement
Products
4Q
2002:
Initiated wireless
product development
Sept 2003:
Launched Airborne
product line
Mar 2004:
Initial wireless
production shipments
Aug 2004:
Sold and exited
memory stacking business
March 2005:
Announces intent
to merge with QuaTech, Inc.

Issued: April 20, 2005

Company Overview - DPAC
Products
Embedded 802.11 wireless offers OEMs significant advantages over competing M2M technologies.
As a well-established connectivity standard, 802.11 makes it possible for OEMs to design products that will interoperate with a wide range of computer, PDA and network devices and utilize the latest security protocols prescribed by IEEE.
With broad and still increasing commercial acceptance in the enterprise and SOHO markets,
802.11 costs have declined, making the technology highly cost effective for OEMs.
Since 802.11 is a standard LAN technology, it works seamlessly with existing IT hardware and software infrastructure, permitting easy implementation in virtually any network or application.
As enterprises continue to deploy more and more 802.11 networks, with a similar increase in the number of 802.11 "hot spots," a truly ubiquitous wireless network infrastructure will result.
This infrastructure, free of access fees or service charges, will allow OEMs to open doors to new applications and market opportunities.
Built around the 802.11 wireless local area network (WLAN) standard, DPAC's Airborne™
802.11 embedded wireless modules provide OEMs drop-in wireless connectivity for machine-to-machine (M2M) monitoring and control applications. DPAC's system products provide similar advantages for designs that are already in production — or even in the field.
Product Benefits
DPAC 802.11 wireless embedded modules

Issued: April 20, 2005

Company Overview - DPAC
Products
Designed around the Airborne™ Ethernet Bridge Module, the AirborneDirect™
Ethernet, LAN-to-Ethernet bridge, enables plug-and-play wireless LAN connectivity with any device that has an Ethernet port.
Provides industrial grade performance to support a wide range of medical, scientific and light industrial instrumentation and devices in an enterprise class environments.
The packaged wireless adapters support both industry standard interfaces to provide wireless LAN and Internet connectivity to an installed base of enterprise-class scientific, medical and light industrial devices. Designed for easy end-user installation on existing equipment and easy for OEMs to offer wireless connectivity as an after-
market option.
AirborneDirect™ Ethernet - An 802.11 WLAN-to-Ethernet Bridge
Wireless Adapters
AirborneDirect™ Serial - An 802.11 WLAN-to-Serial Bridge
Built around the Airborne™ Serial Bridge Module, the AirborneDirect™ Serial,
LAN-to-Serial Bridge, provides plug-and-play wireless LAN connectivity with devices over standard a RS232, RS422, or RS485 serial interface.
Available with its own power adapter, or for RS232 enabled devices, it can be powered directly from the host system over the serial cable.
Industrial grade design gives the reliability and performance demanded in enterprise applications.
For OEMs with large installed bases of legacy, serial interface equipment, or for systems integrators looking for an easy way to network a wide range of equipment.

Issued: April 20, 2005

Company Overview - DPAC
Products
Designed to optimize the performance of any Airborne product while simplifying the design process for the OEM.
Tuned to operate with 802.11 systems operating in the 2.4 GHz ISM band, these antennas fully support the entire line of Airborne™ wireless 802.11b products as well as other any 802.11b/g product.
Provides OEMs with a range of RF solutions for industrial, scientific, transportation and medical applications.
The Airborne™ Antenna family includes antennas for embedded applications, fixed station/mobile operation and client-side devices, as well as for both indoor and outdoor use.
The antennas feature RP-SMA, N-Type and U.FL connectors to accommodate a wide range of
OEM designs and applications.
Airborne™ Antennas
Adapter Cable U.FL (Plug) to U.FL (Plug) –
Connects from the Airborne™
WLAN module to a board-mounted U.FL connector. This allows a direct coaxial connection between the Airborne™ module and the main board. Connection to the antenna can then be made through routing and appropriate board-mounted connector.
Adapter Cable RP-SMA (Jack) to U.FL (Plug)
– Designed to provide an enclosure-
mountable direct cable connection to the Airborne™ embedded modules. The DP004 eliminates the need for board-level design or RF layout by enabling a direct coaxial connection between the Airborne™ module and an RP-SMA jack. An RP-SMA jack can be directly mounted to the equipment enclosure.
Wireless Accessories
Other Products

Issued: April 20, 2005

Company Overview - DPAC
Products
DPAC offers fully-featured development kits, utility software and Windows-based development tools as well as reference design packages that simplify and accelerate the OEM design process. With Airborne products and development tools, 802.11 wireless product development can be completed in a fraction of the time and cost needed to implement complex, 802.11 wireless chipset designs.
Development Tool Kits include:
Airborne™ 802.11b Wireless LAN Node Module Evaluation and Development Kit
AirborneDirect 802.11 Ethernet Bridge Evaluation and Development Kit
AirborneDirect 802.11 Serial Bridge Evaluation and Development Kit
Development Tools
Other Products

Issued: April 20, 2005

Company Overview - DPAC
Product Development
DPAC’s product development roadmap recently included the
introduction of WPA and LEAP security features.
An 802.11g version of the module is planned for introduction in mid
2005.
The “g” version expands the data transmission rate five-fold over the “b”
standard for WiFi.
It will be followed by a greatly expanded applications processor to further increase its versatility, speed and productivity.
Subsequent versions of the product will include a low power product, and
802.11i security protection as well as certain application-specific wireless module products to meet the needs of key vertical markets.
Future Product Development

Issued: April 20, 2005

Company Overview - DPAC
Competitive Advantage
Most easily integrated network solution in the market
Solution meeting full industrial temperature specifications
Most competitive pricing for full implementation
Roadmap with forward compatibility and migration path
Technical support for entire product cycle
Capability of delivering total solutions
Services and competencies for product design and test
DPAC indicates its Competitive Advantages are:

Issued: April 20, 2005

Company Overview - DPAC
Competitive Landscape
DIGI International (NASDAQ: DGII)
Digi International Inc. (Digi) develops and provides hardware and software connectivity solutions. Digi operates in two segments: Connectivity Solutions and Device Networking
Solutions. The Connectivity Solutions segment includes multi-port serial adaptors, terminal servers, universal serial bus (USB)-connected products and associated remote device management software, which provide connectivity solutions that are external to the devices they support. The
Device Networking Solutions segment includes external and embedded device servers, integrated microprocessors, networking software and networking modules for printers and copiers, which are embedded in the devices themselves. Digi provides commercial and industrial-grade solutions to customers in an array of markets, including building automation and control, industrial automation, point-of-sale, medical, hospitality, network cameras, information displays and office networking. Digi had September 30, 2004 year end sales of $111 million.
Echelon Corp.  (NASDAQ: ELON)
Echelon Corporation develops, markets and supports hardware and software products and services that allow everyday devices such as appliances, thermostats, air conditioners, electricity meters and lighting systems to communicate with one another and across the Internet. The
Company's products and services are based on its LONWORKS technology. Echelon offers a set of over 90 products and services marketed under the LONWORKS brand name. These products and services provide the infrastructure and support required to implement and deploy open and interoperable control network solutions. Its product offerings include transceivers, concentrator products, control modules, routers, network interfaces, development tools and software tools and toolkits. Through a project with Enel S.p.A., an electric utility in Italy, Echelon developes products that enable electricity metering and other home networking functions to be networked across the utility's service area. Echelon had December 31, 2004 year end sales of $110 million.
Material Competitors of DPAC
The M2M connectivity market is an emerging market with a competitive environment marked by small, fragmented players with no dominant market leader. The companies typically included in this M2M sector are small with the largest public companies being DIGI International (NASDAQ: DGII) and Echelon (NASDAQ: ELON).

Company Overview - QuaTech

Issued: April 20, 2005

Company Overview - QuaTech
QuaTech is a market leader in high-performance
device networking and device connectivity solutions.
Through quality design, superior manufacturing and
strong support, QuaTech maintains reliability and
performance. Customers include OEMs, VARs and
System Integrators, as well as end-users in virtually all
industries, including banking, retail/POS, access
control, building automation and security, and energy
management. QuaTech is a leading connectivity
supplier to financial institutions, serving five of the top
10 U.S. banks. Founded in 1983 and headquartered in
Hudson, Ohio, QuaTech sells and supports its
solutions both direct and through a global network of
resellers and distributors.
QuaTech, Inc.
Headquarters:
Hudson, OH
Employees:

History:
1983: Founded
2000: Acquired by current
management team
2001: Launched development of
serial device server product line
2003: Began shipment of serial
device server product line
March
2005:
Announces intent to
merge with DPAC

Serial Boards

Device Servers

PCMCIA & CF Products

USB Serial Adapters

Mobile Devices

B RILEY

Issued: April 20, 2005

Company Overview - QuaTech
Products
The Company’s product are described as follows:
QuaTech’s products are used in a wide variety of vertical markets including banking, retail, hospitality, airports, medical, and security.
QuaTech’s main product lines include:
• Serial Boards
• Device Servers
• PCMCIA & CF Products
• USB Serial Adaptors
• Mobile Devices

Issued: April 20, 2005

Company Overview - QuaTech
Products
• 1, 2, 4, and 8 port
boards for RS-232 and
RS-422/485.
• UniversalPCI boards
compatible with 3.3V
and 5V systems.
• Low Profile boards for
small-size systems
• DB-9, DB-25, or RJ
connectors.
• Optional Surge
suppression.
• Speeds to 921.6 kbps.
• Windows
95/98/Me/NT/2000/XP
& Linux support.
QuaTech serial boards are designed and manufactured for adding multiple high-speed serial ports to any PC, Server, Thin Client or Embedded System. All QuaTech serial boards strictly adhere to standards specifications so that they will consistently function properly in client’s systems.
Product Benefits
Serial Boards
UniversalPCI Serial Boards
• 1, 2, 4, and 8 port boards provide truly
universal connectivity enables a single
product to be used to implement systems with
dramatically different resource requirements.
PCI Serial Boards
• Standard PCI boards are reliable time-tested
solutions for adding multiple serial ports to
PC-based systems.
CompactPCI Serial Boards
• Dedicated serial port solutions for
CompactPCI systems provide 2 or 4 ports
with DB-9/25 or RJ-45 connectors.
QuaTech’s Serial boards include:

Issued: April 20, 2005

Company Overview - QuaTech
Products
• Most powerful device server
available provides lowest
latency and highest
throughput.
• Models with 1, 2 4 or 8 serial
ports and baud rates up to
921.6 kbps.
• Software-selectable (RS-232,
RS-422, RS-485) interface on
all ports for MEI models.
• On-board Web server makes
setup, configuration and
monitoring easy.
• SNMP support and virtual
COM drivers for Windows
NT/2000/XP and Linux.
• Serial tunneling, UDP
Multicast, TCP Client and
other operating modes are
operating system independent.
QuaTech's premium device servers lead the device networking industry, providing the most powerful microprocessor and the lowest latency available. QuaTech’s Device Servers are easy to install and configure, and support wired and wireless networking applications and are available with one to eight serial ports.
Product Benefits
Device Servers
Wireless Device Servers
• Available with the embedded 802.11b
integration and performance.
Premium MEI Device Servers
• The low latency, high performance solution
for easily network-enabling any RS-232, RS-
422, or RS-485 serial device.
Premium RS-232  Device Servers
• Same leading device server technology, for
RS-232-only applications. Options include
rack-mounting, surge suppression and +5V
out to power external devices through the
serial port.
410D Device Servers
• Economical device networking solutions for
applications where latency and throughput
are not mission-critical concerns.
QuaTech’s Device Servers include:

Issued: April 20, 2005

Company Overview - QuaTech
Products
• 1, 2, 4 port cards for RS-
232 and RS-422/485.
• 1 port EPP Parallel
PCMCIA card ideal for
printers and security
dongles.
• Asynchronous serial speeds
to 921.6 kbps.
• Ruggedized permanently
attached cables available.
• Low power requirements
• Support for Windows 9x-
XP, Windows CE/Pocket
PC and Linux.
QuaTech PCMCIA & CF Products can expand a laptop or handheld system's capabilities while taking up minimal system resources. The cards provide a variety of noteworthy features including asynchronous serial speeds of 921.6 kbps, a unique auto-toggle feature for automatic hardware control of RS-422/485 dataflow, deep 64-byte FIFOs, fast and secure synchronous serial communication, detachable or rugged attached cable options, true EPP parallel port functionality, low power requirements, and an all encompassing driver set.
Product Benefits
PCMCIA & CF Products
Serial PCMCIA Cards
• The most complete serial PCMCIA card line
available. 1, 2, and 4 port asynchronous cards for
both RS-232 and RS-422/485.
Serial CompactFlash Cards
• One and two port serial CF cards are 3.3V and 5V
compatible and provide ESD or ±50VDC isolation
at each port.
Synchronous Serial PCMCIA Cards
• 1 port cards support BiSync, HDLC and SDLC
synchronous protocols. Frame-level SDLC/HDLC
driver included.
Parallel PCMCIA Card
• Unlike USB parallel cables, this PC Card functions
exactly like a standard built-in EPP port.
PCMCIA Card Drives
• Add PCMCIA slots to a desktop PC with these
versatile PCI-based card drives.
QuaTech’s PCMCIA & CF Products include:

Issued: April 20, 2005

Company Overview - QuaTech
Products
• Fastest data rates-460.8
kbps.
• Up to 16 serial ports in a
single port-powered unit
• RS-232 or RS-422/485
serial interface.
• Surge suppression.
• Support for Windows
98/Me/NT/2000/XP,
Linux, OS/2, and Sun Ray
Server.
QuaTech USB to serial adapters are reliable solutions for a wide variety of industries such as banking, retail, hospitality and industrial automation where PCs have significantly shorter lifecycles than the peripherals used with them. With the trend towards PCs with only USB expansion options, connecting multiple serial devices to a system has become increasingly more difficult. Boasting industry-leading speed and features, QuaTech USB serial adapters enumerate themselves as standard COM ports enabling systems to be expanded using USB without any changes to application software.
Product Benefits
USB Serial Adapters
Desktop USB Serial Adapters
• The fastest USB serial adapters. 1-16
independent ports for desktop use. Optional
surge suppression at each port.
Embedded USB Serial Adapters
• USB Serial Adapters are board-level
solutions that are easily integrated into kiosks
and other custom enclosures.
QuaTech’s Serial boards include:

Issued: April 20, 2005

Company Overview - QuaTech
Products
GPS Recievers
• GPS Receivers for
Bluetooth, CompactFlash
and USB.
• GPS Receivers with Built-in
Antenna, Foliage Lock and
Superior Urban Canyon
Performance.
• GPS Software available with
all Receivers.
Bluetooth Adapters
• Class 1 or Class 2 Bluetooth
adapters for USB and
CompactFlash.
• Encryption and
authentication to ensure safe,
secure communications.
• Low power consumption.
QuaTech's GPS receiver line provides performance for adverse conditions in addition to long battery life for a Bluetooth GPS receiver-up to 20 hours on a single charge. QuaTech
Bluetooth Adapters for desktop, laptop, tablet and handheld PCs enables wireless communicate with a wide variety of Bluetooth devices including printers, scanners, cameras,
GPS receivers and home appliances.
Product Benefits
Mobile Devices
GPS Receivers
• High-power GPs receivers for Bluetooth,
USB and CompactFlash are ideal for
Laptops, Tablets, Handhelds and PDAs.
Bluetooth Adapters
• Class 1 and Class 2 Bluetooth adapters
provide convenient wireless connectivity
USB or CompactFlash.
QuaTech’s Mobile Devices include:

Issued: April 20, 2005

Company Overview - QuaTech
Competitive Landscape
QuaTech’s device connectivity market is a fragmented with the material competitors being:
Public companies such as:
• DIGI International (NASDAQ: DGII)
• Lantronix, Inc. (NASDAQ: LTRX)
• Socket Communications, Inc. (NASDAQ: SCKT)
Private companies such as:
• The Moxa Group
• Comtrol Corporation
Digi is QuaTech’s largest competitor in the connectivity marketplace, particularly in the Plug-in, USB and Ethernet product lines.
Socket is the current market leader in the mobile peripheral device connectivity market.
Material Competitors of QuaTech

Methodology and Assumptions

Issued: April 20, 2005

In conducting our assignment, B. Riley performed the following activities:
•
Reviewed and analyzed certain historical and projected financial information on DPAC and QuaTech;
•
Discussed with DPAC and QuaTech management its marketing, operations, financial conditions, future prospects and business plans;
•
Reviewed the Draft Agreement and Plan of Reorganization as of April 13,
2005;
•
Reviewed certain publicly available information of comparable companies and business combinations in related industries; and
•
Conducted a series of financial analyses using valuation techniques typically employed to determine the fairness of a merger or acquisition.
Our opinion is based on the Company’s financial data and other information as of April 20, 2005.
Methodology and Assumptions

Issued: April 20, 2005

We utilized three traditional valuation methodologies:
•
Comparable Public Company Analysis
•
Comparable M&A Transaction Analysis
•
Discounted Cash Flow Analysis
Different valuation techniques are likely to derive different ranges of values, and the use of more than one methodology enables us to average or assign appropriate weight to each method.
Methodology and Assumptions
Methods

Issued: April 20, 2005

Conventions Used in this Analysis:
DPAC’s FY 2005 and QuaTech’s FY 2004 Financials:
DPAC’s Sales, EBITDA,
EBIT and Net Income are based upon February 28, 2005 fiscal year end financial results. QuaTech’s Sales, EBITDA, EBIT and Net Income are based upon
December 31, 2004 fiscal year end financial results.
Financial Projections:
DPAC’s FY 2006 through FY 2008 projections are based
upon information provided by DPAC’s management. QuaTech’s FY 2005 through
FY 2006 projections are based upon information provided by QuaTech’s management.
We are assuming no material change to the financial statements coming from current audits being prepared for each company proceeding the merger.
We are assuming information supplied by QuaTech and DPAC management is accurate and not misleading.
Methodology and Assumptions
Conventions Used

Issued: April 20, 2005

Comparable Public Companies
The theory underlying the comparable company valuation methodology is that companies in an industry would be expected to share similar operating characteristics and valuation benchmarks.
B. Riley has assembled a group of publicly-traded companies deemed comparable to DPAC and a group comparable to QuaTech. These companies are:
Methodology and Assumptions
Comparable Public Companies
DPAC QuaTech
WVCM Wavecom SA LTRX
Lantronix Inc.
SBEI SBE Inc. INPH
Interphase Corp.
LTRX Lantronix Inc. ELON
Echelon Corp.
ELON Echelon Corp. DGII
Digi International Inc.
SCKT Socket Communications Inc.
SBEI SBE Inc.
XEDA Axeda Systems Inc.
XEDA Axeda Systems Inc. NMRX Numerex Corp.
Ticker Company Ticker Company
DGII Digi International Inc. AESP
AESP Inc.

Issued: April 20, 2005

Comparable Public Companies
The valuation benchmark utilized is based on the companies’ enterprise or equity market value in relation to its revenue and EBITDA. Enterprise value is defined as market capitalization plus debt minus cash balance.
In determining a public company comparison, there are many variables that impact valuation:
•
Liquidity discount for a private company
•
Adjustments based upon comparison of business models and size (B. Riley determined comparable companies with a market capitalization over $ 500 million are not comparable due to scope of business).
•
Business leverage
•
Revenue and gross profit growth
•
Other tangible and intangible aspects of selected business models
Methodology and Assumptions
Comparable Public Companies

Issued: April 20, 2005

Comparable M&A Transactions:
In an acquisition, the acquirer buys a controlling interest in a company, which is often different than the aggregate value of minority interests.
The transactions selected in our analysis represented, in our opinion, benchmarks for transaction multiples upon which to value DPAC and QuaTech.
B. Riley has evaluated several M&A transactions which occurred since January
2003 within similar industry sectors to both QuaTech and DPAC where financial data is available.
Methodology and Assumptions
Comparable M&A Transactions

Issued: April 20, 2005

Discounted Cash Flow Analysis:
A discounted cash flow (“DCF”) analysis assumes that a company’s present value is ultimately a reflection of the stream of cash flows generated by the business over time.
As a result, the value of a business should equal the present value of a company’s anticipated future free cash flow stream.
In determining a company’s DCF valuation, there are several critical variables:
•
Projections for “free cash flow”
•
Cost of capital used to discount such future flows
•
Terminal business value (commonly referred to as the “exit value”)
•
Business uncertainty arising from industry or customer risks
•
Other adjustments, such as debt outstanding or extra cash
Selection of these variables drives the ultimate DCF value.
Methodology and Assumptions
Discounted Cash Flow Analysis

Issued: April 20, 2005

Discounted Cash Flow Analysis:
Free cash flow.
Defined as earnings before interest, taxes, depreciation and amortization (EBITDA) less (i) the capital expenditures required in order to achieve the forecasted cash flows, (ii) increases in working capital, and (iii) cash taxes.
Cost of capital.
Reflects the return required by investors after taking into account the perceived level of investment risk, market conditions and investment alternatives. The discount rate appropriate for QuaTech, we believe, ranges from
12% to 22%. The discount rate appropriate for this DPAC, we believe, ranges from
20% to 30%.
Terminal business value
(commonly referred to as the “exit value”). Reflects the
value of the enterprise at the end of the projection period regardless of the planned exit. In this DCF valuation, the terminal value is determined using the range of
EBITDA multiples found in the comparable M&A transactions.
Methodology and Assumptions
Discounted Cash Flow Analysis

Issued: April 20, 2005

Discounted Cash Flow Analysis:  Calculation of the Cost of Capital
Intuitively, the cost of capital is the weighted average of the costs of the different components of financing, including debt, equity and hybrid securities, used by a firm to fund its financial requirements.
Discounted Cash Flow analysis employs a discount rate that reflects a blending or weighting of the cost of the debt and equity forms of capital. This blended discount rate is referred to as the weighted average cost of capital or “WACC”.
The WACC is calculated as follows:
WACC = k
e
(E/[E + D + PS]) + k
d
(D/[E + D + PS]) + k
ps
(PS/[E + D + PS])
where: ke = cost of equity
kd = after-tax cost of debt
kps = cost of preferred stock
E/(E + D+ PS) = market value proportion of Equity in funding mix
D/(E + D + PS) = market value proportion of Debt in funding mix
PS/(E + D + PS) = market value proportion of Preferred Stock in funding mix
Methodology and Assumptions
Discounted Cash Flow Analysis

Opinion and Summary Results

Issued: April 20, 2005

Opinion and Summary Results
It is our opinion that, as of the date hereof, the relative
consideration proposed to be issued by DPAC in connection
with the Transaction is fair, from a financial point of view.
The text of our Opinion is attached to the Presentation and this conclusion should be read only in the context of the full opinion letter.
- B. Riley & Co., Inc.

Issued: April 20, 2005

Opinion and Summary Results
DPAC - QuaTech - Summary Valuation Percent
The valuation summary below displays the quantitative results of the valuation techniques used in this presentation. QuaTech’s median valuation is compared against DPAC’s median valuation.
The weighted average median
valuation of DPAC and
QuaTech is approximately a
40/60 ratio
CONCLUSION
Combined QuaTech - DPAC
Valuation % Split
Weighted Average
DPAC Median Valuation 6,685,665 $          38.6%
QuaTech Median Valuation 10,650,542 $        61.4%
Comparable Public Company Analysis
DPAC Median Valuation 4,256,318 $          35.4%
QuaTech Median Valuation 7,750,580 $          64.6%
Comparable Transaction Analysis
DPAC Median Valuation 4,217,467 $          24.3%
QuaTech Median Valuation 13,143,557 $        75.7%
DCF Analysis
DPAC Median Valuation 6,556,541 $          37.2%
QuaTech Median Valuation 11,057,497 $        62.8%
Market Capitalization Analysis
DPAC 60 Day Average 11,712,335 $        52.4%
QuaTech Weighted Average 10,650,542 $        47.6%
*DPAC 60 day average from 4.15.05

DPAC Valuation Analysis

Issued: April 20, 2005

Strong growth potential – very strong growth prediction for the M2M connectivity market
Strong technical player in the market – proven technology and engineering that meets full industrial temperature specifications, simplicity, time to market, lowest total cost solution, technical support
Higher risk strategy for DPAC on a stand alone basis, due to revenue size, balance sheet, a future based on limited product line
Relative strength of competitors such as Digi and Lantronix, and the ability to bundle/ sell more than one device/technology to the same customer
DPAC’s limited cash position and possible limited access to future capital
DPAC Valuation Analysis
Valuation Issues to Consider
Issues to be considered in the valuation of DPAC

Issued: April 20, 2005

DPAC Valuation Analysis
Efforts to Market the Company
DPAC was presented to over 80 companies
Of which the following companies expressed interest:
Socket Communications
Skybility
Wavecomm SA
Maxstream
QuaTech
Comptrol
PCTEL
Perle Systems
W LAN
RadioLAN
Of those DPAC Management conducted meetings with:
Skybility
Wavecomm SA
Maxstream
QuaTech

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Summary Valuation
The valuation summary below displays the quantitative results of the valuation techniques described in this presentation. A company’s value is determined by numerous means which may include these valuation techniques as well as other quantitative and qualitative factors.
VALUATION METHODOLOGY
DPAC Weighting
Comparable Public Company Analysis 25%
Low 4,078,001 $
Median 4,256,318 $
High 5,015,213 $
IMPLIED VALUATION
Comparable Transaction Analysis 25%
Low 3,903,017 $
Weighted Average Low: 6,034,017 $
Median 4,217,467 $
Weighted Average Median: 6,685,665 $
High 5,015,804 $         Weighted Average High: 7,858,252 $
DCF Analysis 25% Wgt. Average Median Valuation: 6,685,665 $
Low 5,712,969 $
Median 6,556,541 $
High 7,400,113 $
Market Capitalization Analysis 25%
60 Day Low 10,442,080 $
60 Day Average 11,712,335 $
60 Day High 14,001,880 $

$2,000,000
$4,000,000
$6,000,000
$8,000,000
$10,000,000
$12,000,000
$14,000,000

Issued: April 20, 2005

The chart below depicts the valuation ranges for DPAC, including the weighted average:
DPAC Valuation Analysis
DPAC Summary Valuation
Public Comps
Transaction Comps
DCF
60 Day Market Cap.
Weighted Avg.
Valuation Ranges
Low
Median
High

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Comparable Public Company Analysis
Valuation of DPAC based upon publicly traded comparable companies
COMPARABLE PUBLIC COMPANY VALUATION
Fiscal Year Ending February 28,
EV / Revenue Multiples Valuation Range
2005 A Low Median High Low Median High
Revenue 1,426,399 $           1.1x 1.2x 1.7x 1,531,703 $          1,710,021 $          2,468,915 $
EBITDA N/A 10.7x 11.5x 12.4x N/A N/A N/A
Average Enterprise Value: 1,531,703 $          1,710,021 $          2,468,915 $
Add:  Cash 2,693,938 $          2,693,938 $          2,693,938 $
Less:  Debt
147,641 $              147,641 $              147,641 $
Implied Equity Valuation Range: 4,078,001 $          4,256,318 $          5,015,213 $
Adjusted Equity Valuation Range: 4,078,001 $     4,256,318 $     5,015,213 $
*  EV = Enterprise Value = Market Cap + Debt - Cash

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Comparable Public Company Analysis
Composite of comparable public companies used to value DPAC
04/19/05 TTM Market Enterprise EV/ EV/
Company Symbol
Price
1
Revenue EBITDA % Cap.
Value²
Sales EBITDA
Digi International Inc. DGII $13.37 114,389        22,131 19.3% 300,036            219,080          1.92x 9.9x
Echelon Corp. ELON $6.71 109,921        8,640 7.9% 274,399            114,035          1.04x 13.2x
Wavecom SA WVCM $5.05 205,994        (58,980) n/m 78,307               6,880               0.03x n/m
Lantronix Inc. LTRX $1.71 48,139          (8,349) n/m 99,587               91,606            1.90x n/m
Axeda Systems Inc. XEDAC $0.38 12,885          (7,909) n/m 12,492               15,651            1.21x n/m
SBE Inc. SBEI $2.75 10,911          102 0.9% 14,300               12,908            1.18x n/m
High³
1.73x 12.37x
Low³
1.07x 10.72x
Mean 1.21x 11.55x
Median 1.20x 11.55x
Adj. Mean
4
1.33x n/m
Notes:
(1)  Prices as of April 19, 2005.
(2)  Enterprise Value (EV)  = equity market capitalization plus interest bearing debt less cash.
(3)  High and low observations represent the 75th and 25th quartiles, respectively.
(4)  Excludes the high and low observations.
TTM Multiples

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Comparable Transaction Analysis
DPAC valuation based on valuation multiples for mergers and acquisitions of companies similar to DPAC
VALUATION BASED UPON COMPARABLE M&A TRANSACTIONS
2005 A Low Median High Low Median High
Revenue 1,426,399 $       1.0x 1.2x 1.7x 1,356,720 $         1,671,169 $          2,469,506 $
EBITDA N/A 14.7x 19.2x 24.9x NA NA NA
Average Enterprise Value: 1,356,720 $         1,671,169 $          2,469,506 $
Add:  Cash
2,693,938 $         2,693,938 $          2,693,938 $
Less:  Debt 147,641 $            147,641 $              147,641 $
Implied Equity Valuation Range: 3,903,017 $    4,217,467 $     5,015,804 $
*  EV = Enterprise Value = Market Cap + Debt - Cash
Valuation Range EV / Revenue Multiples

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Comparable Transaction Analysis
M&A transactions identified as comparable to DPAC relative to size or operating characteristics
(1)  High and low observations represent the 75th and 25th quartiles, respectively.
Announced Seller Buyer
Deal Size
($mm) Revenue EBIT EBITDA
EV
($mm)
EV/
Rev. EV/ EBITDA
27-Jul-04
interWAVE
Communications
International Ltd.
Alvarion Ltd. $40.5 $39.4 ($8.0) ($4.2) $40.5 1.0x NA
14-Jul-04 EMJ Data Systems Ltd. SYNNEX Corp. $42.6 $209.0 $4.5 $4.9 $42.6 0.2x* 8.7x
3-May-04
LGP Allgon Holding AB
(OM:LGPA)
Powerwave Technologies
Inc. (NasdaqNM:PWAV)
$442.7 $237.8 $3.4 $22.4 $429.0 1.8x 19.2x
28-Apr-04 Larscom Inc. Verilink Corp. $25.7 $21.9 ($10.6) ($8.5) $25.7 1.2x NA
5-Feb-04 Belden, Inc. CDT, Inc. $729.9 $494.3 $19.6 $38.6 $729.9 1.5x 18.9x
5-Jan-04 MAXRAD Inc. PCTEL Inc. $20.0 $18.0 NA NA $20.0 1.1x NA
1-Nov-03
Paradigm Wireless Systems,
Inc.
REMEC Inc. $21.0 $24.0 NA NA $21.0 0.9x NA
8-Oct-03 Vixel Corp. Emulex Corp. $310.0 $22.7 ($10.8) ($8.3) $310.0 13.7x* NA
28-Aug-03 JNI Corp.
Applied Micro Circuits
Corp.
$220.0 $29.5 ($24.5) ($18.0) $220.0 7.5x* NA
17-Jul-03 Nexland, Inc.
Symantec Corp.
(NasdaqNM:SYMC)
$20.5 $7.7 $0.7 $0.8 $20.3 2.6x 27.1x
14-May-03 Nexland, Inc. Symantec Corp. $17.8 $7.7 $0.7 $0.8 $17.8 2.3x 23.6x
7-Apr-03
Inrange Technologies
Corporation
Computer Network
Technology Corp.
$189.9 $223.6 ($5.9) $18.2 $189.9 0.8x 10.4x
18-Mar-03 Vina Technologies, Inc. Larscom Inc. $17.6 $25.1 ($21.6) ($18.8) $17.5 0.7x NA
18-Feb-03 Allen Telecom Inc. Andrew Corp. $627.4 $378.3 $4.8 $23.9 $627.4 1.7x 26.2x
Mean: $193.7 1.4x 19.2x
Low¹
$20.5 1.0x 14.7x
High¹
287.5x 1.7x 24.9x
Median: $41.5 1.2x 19.2x

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Discounted Cash Flow (DCF) Analysis
Valuation of DPAC based upon projected cash flows
Fiscal Year Ending February 28,
2006 2007 2008
(Projected) (Projected) (Projected)
Net Revenue 4,530,000 $            12,500,000 $          18,900,000 $
EBIT (2,556,849) $          190,000 $                1,430,000 $
Less:  Cash Taxes -                          -                          -
Tax Adjusted EBI (2,556,849)             190,000                   1,430,000
Add: Depreciation 156,000                   168,000                   168,000
Less: Changes in Working Capital ex. Cash 1,121,550                1,158,235                499,056
Less:  Capital Expenditures 60,000                     150,000                   150,000
Free Cash Flow (3,582,399) $          (950,235) $              948,944 $
Discount Rate
b
20.0% 25.0% 30.0%
Terminal Value Multiple 8.0x 9.0x 10.0x 8.0x 9.0x 10.0x 8.0x 9.0x 10.0x
FYE 2/28/08 EBITDA 1,598,000 $        1,598,000 $         1,598,000 $        1,598,000 $        1,598,000 $        1,598,000 $       1,598,000 $        1,598,000 $        1,598,000 $
Terminal Value 12,784,000         14,382,000          15,980,000         12,784,000         14,382,000         15,980,000        12,784,000         14,382,000         15,980,000
PV of Terminal Value
b
7,585,248           8,533,404            9,481,560           6,748,575           7,592,147           8,435,719          6,031,778           6,785,751           7,539,723
PV of Free Cash Flows (2006 - 2008) (3,174,360)          (3,174,360)          (3,174,360)          (3,581,904)          (3,581,904)          (3,581,904)         (3,439,378)          (3,439,378)          (3,439,378)
Implied Enterprise Value 4,410,887 $        5,359,043 $         6,307,199 $        3,166,671 $        4,010,243 $        4,853,815 $       2,592,400 $        3,346,372 $        4,100,345 $
Add: Cash 2,693,938           2,693,938            2,693,938           2,693,938           2,693,938           2,693,938          2,693,938           2,693,938           2,693,938
Less: Debt 147,641               147,641                147,641               147,641               147,641               147,641             147,641               147,641               147,641
Implied Equity Value 6,957,185 $        7,905,341 $         8,853,497 $        5,712,969 $        6,556,541 $        7,400,113 $       5,138,698 $        5,892,670 $        6,646,642 $
(a) Source:  Management projections
(b) Discount rate reflects WACC as well as equity risk assocated with a small, private company

Issued: April 20, 2005

DPAC Valuation Analysis
DPAC Discounted Cash Flow (DCF) Analysis
Calculation of Discount Rate for DPAC
Company Ticker Beta
Digi International Inc. DGII 2.38
Echelon Corp. ELON 2.51
Wavecom SA
WVCM 3.21
Lantronix Inc. LTRX 2.69
Axeda Systems Inc. XEDAC 2.47
SBE Inc. SBEI 1.89
Avg Beta: 2.52
10yr Treasury Yld (4/13/05) 4.38%
S&P 500 Avg. Return (1975-2003) 10.7%
Equity Market Premium 6.3%
Cost of Equity (CAPM) 20.3%
Cost of Debt: 8.0%
After-tax Cost of Debt 5.2%
WACC: 20.0%
Add: Size Premium
b
4.0%
Applicable Discount Rate: 24.0%
WACC Calculation
b
Represent expected low-capitilzation equity size premium.  Data provided by the
Center for Research in Security Prices, Ibbotson Associates, 2004.
As of 2/28/2005
$ Wt.
Debt: 147,641        2.4%
Equity: 5,967,934     97.6%
Total Capital: 6,115,575 $  100.0%
Debt to Equity

QuaTech Valuation Analysis

Issued: April 20, 2005

Strong technical player in the market – proven technology, engineering, usability, simplicity and accuracy
Limited exit strategy for QuaTech due to revenue size, a future based primarily on serial connectivity devices and a limited number of strategic acquirers
Many of QuaTech’s competitors are better financed and have stronger distribution channels such as Digi, Lantronix, Comtrol and Moxa.
QuaTech’s restrictive cash position and limited access to future capital
QuaTech Valuation Analysis
Valuation Issues to Consider
Issues to be considered in the valuation of QuaTech

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Summary Valuation
The valuation summary below displays the quantitative results of the valuation techniques described in this presentation. A company’s value is determined by numerous means which may include these valuation techniques as well as other quantitative and qualitative factors.
QuaTech. Inc. Weighting
Comparable Public Company Analysis 33%
Low 6,193,973 $
Median 7,750,580 $
High 13,454,667 $
IMPLIED VALUATION
Comparable Transaction Analysis 33%
Low 9,791,244 $          Weighted Average Low: 8,471,056 $
Median 13,143,557 $        Weighted Average Median: 10,650,542 $
High 18,933,852 $        Weighted Average High: 15,025,179 $
DCF Analysis
33%
Wgt. Average Median Valuation: 10,650,542 $
Low 9,427,960 $
Median 11,057,497 $
High 12,687,034 $

$5,000,000
$10,000,000
$15,000,000
$20,000,000
$25,000,000

B RILEY

Issued: April 20, 2005

Public Comps
Transaction Comps
DCF
Weighted Avg.
Valuation Ranges
The chart below depicts the valuation ranges for QuaTech, including the weighted average:
QuaTech Valuation Analysis
QuaTech Summary Valuation
Low
Median
High

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Comparable Public Company Analysis
Valuation of QuaTech based upon publicly traded comparable companies
COMPARABLE PUBLIC COMPANY VALUATION
Fiscal Year Ending December 31,
EV / Revenue Multiples Valuation Range
2004 A Low Median High Low Median High
Revenue 10,701,720 $         1.0x 1.2x 1.9x 11,102,227 $        12,998,823 $        20,364,809 $
EBITDA 969,427 $               9.5x 11.5x 18.7x 9,200,850 $          11,195,772 $        18,090,003 $
Average Enterprise Value: 10,151,538 $        12,097,297 $        19,227,406 $
Add:  Cash 326 $                     326 $                     326 $
Less:  Debt 2,409,398 $          2,409,398 $          2,409,398 $
Implied Equity Valuation Range: 7,742,466 $          9,688,225 $          16,818,334 $
Private  Company Size and Liquidity Discount:
20% 20% 20%
Adjusted Equity Valuation Range: 6,193,973 $     7,750,580 $     13,454,667 $
*  EV = Enterprise Value = Market Cap + Debt - Cash

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Comparable Public Company Analysis
Composite of comparable public companies used to value QuaTech
04/19/05 TTM Market Enterprise EV/ EV/
Company Symbol
Price
1
Revenue EBITDA % Cap.
Value²
Sales EBITDA
Digi International Inc. DGII $13.37 114,389        22,131 19.3% 300,036            219,080          1.92x 9.9x
Echelon Corp. ELON $6.71 109,921        8,640 7.9% 274,399            114,035          1.04x 13.2x
Lantronix Inc. LTRX $1.71 48,139          (8,349) n/m 99,587               91,606            1.90x n/m
Interphase Corp. INPH $6.04 35,015          2,144 6.1% 34,736               17,723            0.51x 8.3x
AESP Inc. AESP $0.13 26,142          (814) n/m 799                    1,575               0.06x n/m
Socket Communications Inc. SCKT $1.46 26,130          1,172 4.5% 44,031               41,075            1.57x 35.0x
Numerex Corp. NMRX $4.90 22,993          420 1.8% 53,165               55,331            2.41x n/m
Axeda Systems Inc. XEDAC $0.38 12,885          (7,909) n/m 12,492               15,651            1.21x n/m
SBE Inc. SBEI $2.75 10,911          102 0.9% 14,300               12,908            1.18x n/m
High³
1.90x 18.66x
Low³
1.04x 9.49x
Mean 1.31x 16.60x
Median 1.21x 11.55x
Adj. Mean
4
1.33x 11.55x
Notes:
(1)  Prices as of April 19, 2005.
(2)  Enterprise Value (EV)  = equity market capitalization plus interest bearing debt less cash.
(3)  High and low observations represent the 75th and 25th quartiles, respectively.
(4)  Excludes the high and low observations.
TTM Multiples

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Comparable Transaction Analysis
QuaTech valuation based on valuation multiples for mergers and acquisitions of companies similar to QuaTech
VALUATION BASED UPON COMPARABLE M&A TRANSACTIONS
2004 A Low Median High Low Median High
Revenue 10,701,720 $     1.0x 1.2x 1.7x 10,178,941 $       12,538,135 $        18,527,743 $
EBITDA
969,427 $          14.7x 19.2x 24.9x 14,221,691 $       18,567,124 $        24,158,105 $
Average Enterprise Value: 12,200,316 $       15,552,629 $        21,342,924 $
Add:  Cash 326 $                    326 $                     326 $
Less:  Debt
2,409,398 $         2,409,398 $          2,409,398 $
Implied Equity Valuation Range: 9,791,244 $    13,143,557 $   18,933,852 $
EV / Revenue Multiples Valuation Range

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Comparable Transaction Analysis
M&A transactions identified as comparable to QuaTech relative to size or operating characteristics
(1)  High and low observations represent the 75th and 25th quartiles, respectively.
Announced Seller Buyer
Deal Size
($mm) Revenue EBIT EBITDA
EV
($mm)
EV/
Rev. EV/ EBITDA
27-Jul-04
interWAVE
Communications
International Ltd.
Alvarion Ltd. $40.5 $39.4 ($8.0) ($4.2) $40.5 1.0x NA
14-Jul-04 EMJ Data Systems Ltd. SYNNEX Corp. $42.6 $209.0 $4.5 $4.9 $42.6 0.2x* 8.7x
3-May-04
LGP Allgon Holding AB
(OM:LGPA)
Powerwave Technologies
Inc. (NasdaqNM:PWAV)
$442.7 $237.8 $3.4 $22.4 $429.0 1.8x 19.2x
28-Apr-04 Larscom Inc. Verilink Corp. $25.7 $21.9 ($10.6) ($8.5) $25.7 1.2x NA
5-Feb-04 Belden, Inc. CDT, Inc. $729.9 $494.3 $19.6 $38.6 $729.9 1.5x 18.9x
5-Jan-04 MAXRAD Inc. PCTEL Inc. $20.0 $18.0 NA NA $20.0 1.1x NA
1-Nov-03
Paradigm Wireless Systems,
Inc.
REMEC Inc. $21.0 $24.0 NA NA $21.0 0.9x NA
8-Oct-03 Vixel Corp. Emulex Corp. $310.0 $22.7 ($10.8) ($8.3) $310.0 13.7x* NA
28-Aug-03 JNI Corp.
Applied Micro Circuits
Corp.
$220.0 $29.5 ($24.5) ($18.0) $220.0 7.5x* NA
17-Jul-03 Nexland, Inc.
Symantec Corp.
(NasdaqNM:SYMC)
$20.5 $7.7 $0.7 $0.8 $20.3 2.6x 27.1x
14-May-03 Nexland, Inc. Symantec Corp. $17.8 $7.7 $0.7 $0.8 $17.8 2.3x 23.6x
7-Apr-03
Inrange Technologies
Corporation
Computer Network
Technology Corp.
$189.9 $223.6 ($5.9) $18.2 $189.9 0.8x 10.4x
18-Mar-03 Vina Technologies, Inc. Larscom Inc. $17.6 $25.1 ($21.6) ($18.8) $17.5 0.7x NA
18-Feb-03 Allen Telecom Inc. Andrew Corp. $627.4 $378.3 $4.8 $23.9 $627.4 1.7x 26.2x
Mean: $193.7 1.4x 19.2x
Low¹
$20.5 1.0x 14.7x
High¹
287.5x 1.7x 24.9x
Median: $41.5 1.2x 19.2x

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Discounted Cash Flow (DCF) Analysis
Valuation of QuaTech based upon projected cash flows
Fiscal Year Ending December 31,
2005 2006
(Projected) (Projected)
Net Revenue 10,555,736 $          12,500,000 $
EBIT 1,362,215 $            1,940,500 $
Less:  Cash Taxes 166,000                   164,074
Tax Adjusted EBI 1,528,215                2,104,574
Add: Depreciation 188,332                   188,000
Less: Changes in Working Capital ex. Cash 556,342                   (264,607)
Less:  Capital Expenditures 102,095                   125,000
Free Cash Flow 1,058,110 $            2,432,181 $
Discount Rate
b
12.0% 17.0% 22.0%
Terminal Value Multiple 6.0x 7.0x 8.0x 6.0x 7.0x 8.0x 6.0x 7.0x 8.0x
FYE 12/31/06 EBITDA 2,128,500 $          2,128,500 $          2,128,500 $           2,128,500 $            2,128,500 $            2,128,500 $         2,128,500 $           2,128,500 $          2,128,500 $
Terminal Value 12,771,000           14,899,500           17,028,000            12,771,000             14,899,500             17,028,000          12,771,000            14,899,500           17,028,000
PV of Terminal Value
b
10,531,418           12,286,654           14,041,890            9,777,223                11,406,761             13,036,298          9,105,313              10,622,865           12,140,418
PV of Free Cash Flows (2005 - 2006) 2,982,923             2,982,923             2,982,923              2,809,808                2,809,808                2,809,808            2,654,433              2,654,433             2,654,433
Implied Enterprise Value 13,514,341 $        15,269,578 $        17,024,814 $         12,587,032 $          14,216,569 $          15,846,106 $       11,759,746 $         13,277,298 $        14,794,850 $
Add: Cash 326                        326                        326                         326                          326                          326                       326                         326                        326
Less: Debt 3,159,398             3,159,398             3,159,398              3,159,398                3,159,398                3,159,398            3,159,398              3,159,398             3,159,398
Implied Equity Value 10,355,269 $        12,110,506 $        13,865,742 $         9,427,960 $            11,057,497 $          12,687,034 $       8,600,674 $           10,118,226 $        11,635,778 $
Adjusted Equity Value 10,355,269 $        12,110,506 $        13,865,742 $         9,427,960 $            11,057,497 $          12,687,034 $       8,600,674 $           10,118,226 $        11,635,778 $
(a) Source:  Management projections
(b) Discount rate reflects WACC as well as equity risk assocated with a small, private company

Issued: April 20, 2005

QuaTech Valuation Analysis
QuaTech Discounted Cash Flow (DCF) Analysis
Calculation of Discount Rate for QuaTech
Company Ticker Beta
Digi International Inc. DGII 2.38
Echelon Corp. ELON 2.51
Lantronix Inc.
LTRX 2.69
Interphase Corp. INPH 2.32
AESP Inc. AESP 0.84
Socket Communications Inc. SCKT 3.29
Numerex Corp. NMRX 1.12
Axeda Systems Inc. XEDAC 2.47
SBE Inc. SBEI 1.89
Avg Beta: 2.17
10yr Treasury Yld (4/13/05) 4.38%
S&P 500 Avg. Return (1975-2003) 10.7%
Equity Market Premium 6.3%
Cost of Equity (CAPM) 18.1%
Cost of Debt: 15.0%
After-tax Cost of Debt 9.8%
WACC: 12.5%
Add: Size Premium
b
4.0%
Applicable Discount Rate: 16.5%
WACC Calculation
b
Represent expected low-capitilzation equity size premium.  Data provided by the
Center for Research in Security Prices, Ibbotson Associates, 2004.
As of 12/31/2004
$ Wt.
Debt: 3,159,398    67.4%
Equity: 1,530,525    32.6%
Total Capital: 4,689,923 $ 100.0%
Debt to Equity

Appendix

DPAC Historical & Projected Financial Results

Issued: April 20, 2005

Appendix
DPAC Historical & Proforma Statements of Operations
Source: Company Management
Fiscal Year Ending February 28,
2003 2004 2005 2006 2007 2008
(Audited) (Audited) (Unaudited) (Projected) (Projected) (Projected)
Net Sales -                 $95,712 $1,426,399 $4,530,000 $12,500,000 $18,900,000
Cost of sales - continued operations -                 101,317 1,036,988 2,505,222 7,425,000 11,105,000
Gross profit -                 (5,605) 389,411 2,024,778 5,075,000 7,795,000
Operating expenses:
Selling, general and administrative 3,634,159 3,567,713 4,530,490 3,520,855 4,025,000 5,195,000
Research and development 869,667 1,648,805 1,404,651 1,060,772 860,000 1,170,000
Restructuring and impairment charges -                 870,854 665,086 -                -                   -
   Total operating expenses 4,503,826 6,087,372 6,600,227 4,581,627 4,885,000 6,365,000
EBIT (4,503,826) (6,092,977) (6,210,816) (2,556,849) 190,000 1,430,000
Interest income 113,637 56,176 36,116 -                -                   -
Interest expense -                 -                     -                  (28,044) (78,004) (100,000)
Other income (expense) -                 -                     -                  -                -                   -
Income tax expense (benefit) (1,791,301) 4,763,984 -                  -                -                   -
Net income ($2,598,888) ($10,800,785) ($6,174,700) ($2,584,893) $111,996 $1,330,000
EBITDA calculation:
Operating income ($4,503,826) ($6,092,977) ($6,210,816) ($2,556,849) $190,000 $1,430,000
Add: depreciation and amortization 2,268,937 (210,629) 167,017 156,000 168,000 168,000
Other adjustments -                 870,854 665,086 -                -                   -
EBITDA ($2,234,889) ($5,432,752) ($5,378,713) ($2,400,849) $358,000 $1,598,000

Issued: April 20, 2005

Appendix
DPAC Historical &  Proforma Balance Sheet
Source: Company Management
Fiscal Year Ending February 28,
2003 2004 2005 2006 2007 2008
ASSETS
(Audited) (Audited) (Unaudited) (Projected) (Projected) (Projected)
Current assets:
Cash and cash equivalents $8,197,144 $4,477,396 $2,693,938 ($816,810) ($829,383) $508,450
Accounts receivable 2,599,732 30,356 252,465 966,667 2,250,000 2,861,111
Inventories—net 980,592 36,800 146,800 388,267 733,333 935,000
Prepaid expenses and other current assets 569,331 323,065 279,255 343,389 403,389 463,389
Deferred income taxes 209,776 -                         -                        -                        -                        -
Current assets of Discontinued Operations 1,746,933 164,134
Total current assets 12,556,575 6,614,550 3,536,592 881,513 2,557,339 4,767,950
Property, net 3,863,118 263,994 230,305 134,305 116,305 98,305
Deferred income taxes 4,554,208 -                         -                        -                        -                        -
Goodwill 4,528,721 4,528,721 4,528,721 4,528,721 4,528,721 4,528,721
Assets of Discontinued Operations -                        1,274,204 -                        -                        -                        -
Other assets 250,183 406,501 364,007 364,007 364,007 364,007
Total assets $25,752,805 $13,087,970 $8,659,625 $5,908,546 $7,566,372 $9,758,983
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations $286,236 -                         -                        -                        -                        -
Bank line of credit / Short term note payable -                        -                         147,641 773,334 1,800,000 2,288,889
Accounts payable 1,043,913 335,937 398,946 310,614 1,362,778 1,732,500
Accrued compensation 492,630 217,488 172,607 196,607 196,607 196,607
Accrued restructuring costs—current -                        488,798 627,415 566,000 20,000 -
Other accrued liabilities 433,781 104,330 175,998 667,950 691,950 715,950
Income taxes payable -                        -                         -                        -                        -                        -
Liabilities of Discontinued Operations -                        1,191,515 467,952 -                        -                        -
Total current liabilities 2,256,560 2,338,068 1,990,559 2,514,505 4,071,335 4,933,946
Capital lease obligations (less current portion) 98,829 -                         -                        -                        -                        -
Liabilities of Discontinued Operations 361,039 443,425 -                        -                        -
Accrued restructuring costs (less current portion) 327,901 257,707 -                        -                        -
Other long term liabilities -                        -                         -                        11,000 -                        -
Total liabilities 2,355,389 3,027,008 2,691,691 2,525,505 4,071,335 4,933,946
Total stockholders' equity 23,397,416 10,060,962 5,967,934 3,383,041 3,495,037 4,825,037
Total liabilities and stockholders' equity $25,752,805 $13,087,970 $8,659,625 $5,908,546 $7,566,372 $9,758,983

Issued: April 20, 2005

Appendix
DPAC Historical & Proforma Statement of Cash Flow
Source: Company Management
Fiscal Year Ending February 28,
2003 2004 2005 2006 2007 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
(Audited) (Audited) (Unaudited) (Projected) (Projected) (Projected)
Net (loss) income $2,457,878 ($10,800,785) ($6,174,701) ($2,584,894) $111,996 $1,330,000
Adjustments to reconcile net income (loss) to net cash (used
in) provided by operating activities:
Depreciation and amortization 2,268,937 (210,629) 167,017 156,000 168,000 168,000
Asset Writedown and Restructuring Cost - - -
Deferred income taxes - 4,763,984 - - - -
Compensation expense associated with stock options 15,371 301,560 54,599 - - -
Impairment of long-lived assets - - - - - -
Provision for bad debts (15,572) - 19,948 - - -
Provision for obsolete inventory 94,590 - 35,000 - - -
Other Operating Activities (499,783) - -
Changes in operating assets and liabilities: - - - - - -
Accounts receivable (357,505) (30,356) (242,057) (714,202) (1,283,333) (611,111)
Inventories 177,089 (36,800) (145,000) (241,467) (345,066) (201,667)
Prepaid expenses and other assets (212,435) 352,945 45,698 100,000 (60,000) (60,000)
Accounts payable (209,618) 127,154 63,009 (88,333) 1,052,164 369,722
Accrued compensation 462,084 49,994 (44,881) 24,000 - -
Accrued restructuring costs - 816,699 68,423 (751,547) (557,000) (20,000)
Other accrued liabilities (385,627) 90,179 71,668 24,000 24,000 24,000
Deferred revenue (348,000) - - - - -
Net cash (used in) provided by operating activities 3,447,409 (4,576,055) (6,081,277) (4,076,443) (889,239) 998,944
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets - - - -
Property additions (503,905) 510,446 (135,216) (60,000) (150,000) (150,000)
Cash paid for license agreement - (375,000) 91,083 - - -
Payment of acquisition obligation (1,545,649) - - - -
Net cash used in investing activities (2,049,554) 135,446 (44,133) (60,000) (150,000) (150,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital lease obligations (527,738) - 147,641 - - -
Note recievable - - (48,589)
Proceeds (Payments) on line of credit - - - 625,693 1,026,666 488,889
Net proceeds from issuance of common stock 148,682 286,290 1,788,650 - - -
Repurchase of common stock (106,488) - - - - -
Other - - - 2 - -
Net cash used in financing activities (485,544) 286,290 1,887,702 625,695 1,026,666 488,889
Net (decrease) increase in discontinued operations 434,571 2,454,250
Net (decrease) increase in cash and cash equivalents $912,311 ($3,719,748) ($1,783,458) ($3,510,748) ($12,573) $1,337,833
Cash and cash equivalents-beginning of year 5,346,525 8,197,144 4,477,396 2,693,938 (816,810) (829,383)
Cash and cash equivalents-end of year $6,258,836 $4,477,396 $2,693,938 ($816,810) ($829,383) $508,450

QuaTech Historical & Projected Financial Results

Issued: April 20, 2005

Appendix
QuaTech Historical & Proforma Statements of Operations
Source: Company Management
Fiscal Year Ending December 31,
2002 2003 2004 2005 2006
(Actual) (Actual) (Actual) (Projected) (Projected)
Revenue $11,340,402 $9,027,911 $10,701,720 $10,555,736 $12,500,000
Cost of sales 5,741,494 5,336,102 6,199,775 5,515,094 6,372,000
Gross profit 5,598,908 3,691,809 4,501,945 5,040,641 6,128,000
Operating expenses:
Selling, general and administrative¹
3,703,233 3,772,150 3,532,518 2,990,757 3,312,500
Research and development -                     -                  -                    687,670 875,000
Depreciation 228,554 185,159 194,028
   Total operating expenses 3,931,787 3,957,309 3,726,546 3,678,426 4,187,500
EBIT 1,667,121 (265,500) 775,399 1,362,215 1,940,500
Interest expense (568,305) (602,726) (584,879) (497,286) (278,807)
Other income (expense) (21,959) (51,243) (55,012) -                     -
Income tax expense (benefit) 513,127 (170,023) 130,475 166,000 164,074
Net income $563,730 ($749,446) $5,033 $698,929 $1,497,619
EBITDA calculation:
Operating income $1,667,121 ($265,500) $775,399 $1,362,215 $1,940,500
Add: depreciation and amortization 228,554 185,159 194,028 188,332 188,000
EBITDA $1,895,675 ($80,341) $969,427 $1,550,547 $2,128,500
Notes:
(1) For the fiscal years 2002, 2003 and 2004 selling, general and administrative expenses includes research and development expenses.

Issued: April 20, 2005

Appendix
QuaTech Historical &  Proforma Balance Sheet
Source: Company Management
Fiscal Year Ending December 31,
2002 2003 2004 2005 2006
ASSETS (Actual) (Actual) (Actual) (Projected) (Projected)
Current assets:
Cash and cash equivalents $121 $6,108 $326 -                        -
Accounts receivable 1,502,904 985,650 1,278,623 $1,323,765 1,343,111
Inventories—net 1,329,028 1,100,450 1,052,492 1,248,859 1,250,000
Other current assets 105,421 912,468 198,688 310,504 310,500
Total current assets 2,937,474 3,004,676 2,530,129 2,883,129 2,903,611
Property, net 990,529 456,110 389,019 312,002 249,002
Goodwill and intangible assets, net 3,655,835 3,655,859 3,655,859 3,688,909 3,688,909
Other assets 142,910 87,590 32,270 -                        -
Total assets $7,726,748 $7,204,235 $6,607,277 $6,884,039 $6,841,522
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft 70,797 314,614 190,540 -                        -
Revolving credit facility 1,002,780 721,780 325,470 844,659 720,634
Current portion of long-term debt -                        20,200 750,000 -                        -
Accounts payable 228,937 868,944 876,364 990,923 1,132,122
Accrued liabilities 279,035 293,069 497,717 421,968 482,095
Warranty reserve -                        -                        -                        25,960 25,960
Income taxes payable -                        3,500 3,000 (74,247) 9,516
Other current liabilities 322,124 -                        -                        -                        -
Total current liabilities 1,903,673 2,222,107 2,643,091 2,209,263 2,370,328
Senior-term debt 444,000 -                        -                        -                        -
Subordinated term loan 2,705,357 2,769,643 2,083,928 2,121,428 621,428
Deferred tax liability 77,000 167,793 349,733 -                        -
Other Debt -                        402,200 -                        763 763
Other long-term liabilities -                        -                        -                        352,381 151,180
Total liabilities 5,130,030 5,561,743 5,076,752 4,683,835 3,143,698
Total stockholders' equity 2,596,718 1,642,492 1,530,525 2,200,204 3,697,823
Total liabilities and stockholders' equity $7,726,748 $7,204,235 $6,607,277 $6,884,039 $6,841,521

Issued: April 20, 2005

Appendix
QuaTech Historical & Proforma Statement of Cash Flow
Source: Company Management
Fiscal Year Ending December 31,
2002 2003 2004 2005 2006
CASH FLOWS FROM OPERATING ACTIVITIES: (Actual) (Actual) (Actual) (Projected) (Projected)
Net (loss) income $563,730 ($749,446) $5,033 $698,929 $1,497,619
Adjustments to reconcile net income (loss) to net cash (used
in) provided by operating activities:
Depreciation and amortization 228,554 185,159 194,028 188,332 188,000
Goodwill (42,270) -
Impairment loss on building -                        128,216 -
Accretion of discount on subordinated debt 64,285 64,286 64,285
Other Assets 32,270 -
Other Liabilities 352,381 (201,201)
Deferred federal income taxes 170,285 131,793 132,242 (349,733) -
Change in operating assets and liabilities:
Accounts receivable 19,053 431,586 (291,288) (45,142) (19,346)
Inventory 69,992 228,578 47,958 (196,367) (1,141)
Refundable income taxes 53,507 (342,373) 266,626
Prepaid expenses (1,138) (54,474) 45,652
Other Current Assets (111,816) 4
Bank overdraft (29,579) 243,817 (124,074) (190,540) -
Accounts payable - trade (332,151) 640,008 (151) 114,559 141,199
Income taxes payable 322,124 (318,624) (500) (77,247) 83,763
Accrued expenses 71,400 (15,216) 204,648 (49,789) 60,127
Net cash (used in) provided by operating activities 1,200,062 573,310 544,459 323,567 1,749,025
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases or property and equipment (218,561) (174,861) (71,617) (102,095) (125,000)
Proceeds from sale of building -                        -                        38,657
Accounts receivable - related party (87,780) 85,668 (1,685)
Net cash used in investing activities (306,341) (89,193) (34,645) (102,095) (125,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments under revolving credit facility (95,000) (281,000) (396,310) 519,189 (124,025)
Principal payments on long-term debt (366,514) (21,600) (9,857) (711,737)               (1,500,000)
Principal payments on note payable - seller (133,333) -                        -
Purchase of treasury stock (14,253) (87,780) -
Dividends paid (284,700) (87,750) (117,000) (29,250)
Accounts payable - related party -                        -                        7,571
Net cash used in financing activities (893,800) (478,130) (515,596) (221,798) (1,624,025)
Net (decrease) increase in cash and cash equivalents ($79) $5,987 ($5,782) ($326) ($0)
Cash and cash equivalents-beginning of year 200 121 6,108 326 (0)
Cash and cash equivalents-end of year $121 $6,108 $326 ($0) ($1)

Comparable Companies

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Digi International Inc.
Company Description NasdaqNM DGII
Stock Data Share Performance
Price on 4/14/05 $13.2
Shares Out: 22.4
Market Cap: $295.1
Enterprise Value: $219.1
52 Week High: $17.5
52 Week Low: $9.1
Digi International, Inc. offers products to the communications technology sector worldwide. The company operates in two segments, Connectivity Solutions and Device Networking Solutions. Connectivity Solutions segment offers multiport serial adaptors, terminal servers, universal serial bus connected products, and associated remote device management software.
Its multiport serial adapters support a range of operating systems, port-densities, bus types, expansion options, and applications. Device Networking Solutions segment provides external and embedded device servers, integrated microprocessors, networking software, and networking modules for printers and copiers. Digi International’s products are used in point-of-sales systems, network cameras, information displays, and office networking, as well as in industrial, medical, hospitality, and building automation. It sells its products through distributors, systems integrators, solution providers, and direct marketers, as well as to strategic original equipment manufacturers, government, and commercial partners. Digi International was formed in 1985 and is headquartered in Minnetonka, Minnesota.
$0.00
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Echelon Corp.
Company Description NasdaqNM DGII
Stock Data Share Performance
Price on 4/14/05 $6.6
Shares Out: 40.9
Market Cap: $267.9
Enterprise Value: $114.0
52 Week High: $12.1
52 Week Low: $6.0
Echelon Corporation engages in the development, marketing, and support of an array of products and services that enable original equipment manufacturers (OEM) and systems integrators to design and implement open, interoperable, distributed control networks. Its product offerings include transceivers, concentrator products, control modules, routers, network interfaces, development tools, and software tools and toolkits. The company also provides products that enable electricity metering and other home networking functions to be networked across the utility’s service area. Its products and services are based on its LONWORKS technology. In addition, Echelon Corporation provides services that consist of technical support and training courses covering its LONWORKS network technology and products to customers. It markets its network infrastructure products and services to OEMs and systems integrators in the building, industrial, transportation, utility/home, and other automation markets. The company was founded in 1988 and is headquartered in San Jose, California.
$0.00
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
0.00
0.20
0.40
0.60
0.80
1.00
1.20

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Issued: April 20, 2005

Appendix
Comparable Companies
Lantronix Inc.
Company Description NasdaqSC DGII
Stock Data Share Performance
Price on 4/14/05 $1.7
Shares Out: 58.2
Market Cap: $99.6
Enterprise Value: $91.6
52 Week High: $2.2
52 Week Low: $0.8
Lantronix, Inc. engages in the design, development, and marketing of devices and software solutions that enable to access, manage, control, and configure electronic products over the Internet or other networks. The company provides three categories of products, including device networking solutions, which enables electronic product to be connected to a network; IT management solutions, which enable multiple pieces of hardware, usually IT-related network hardware, such as servers, routers, switches, and similar pieces of equipment to be managed over a network; and noncore products and services that include visualization solutions that provide switching and optical extension of video, audio, keyboard, and mouse over long distances within a building or campus environment. Its noncore products also include FiberLynx video display extenders and keyboard, video, mouse (KVM) switches; KVM extension systems; and matrix hubs. It also provides hardware solutions to various market segments, including industrial, medical, commercial, financial, governmental, retail, and building automation. The company is headquartered in Irvine, California.
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
2.00

INTERPHASE®
Designed to Perform. Designed to Last.™

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Interphase Corp.
Company Description NasdaqNM DGII
Stock Data Share Performance
Price on 4/14/05 $6.0
Shares Out: 5.8
Market Cap: $34.6
Enterprise Value: $17.7
52 Week High: $12.7
52 Week Low: $6.0
Interphase Corporation engages in the design, development, and manufacturing of connectivity products in the United
States, Canada, and other countries. Its products include telecom communication controllers, enterprise connectivity and storage adapters, and resource modules. The company enables platform design and integration for the voice, video, and data communications markets through custom and off-the-shelf communications equipment, embedded software development suites, and systems integration and consulting services. Its products provide communications computing, and connectivity of telecommunications and computer systems to wide area networks, local area networks, and storage area networks using asynchronous transfer mode, Ethernet, Signaling System 7, Internet protocol, fiber channel, high-level data link control, frame relay, and multiprotocol interworking technologies. The company sells its products to network-equipment original equipment manufacturers and end-users through direct sales force, manufacturer’s representatives, and value-
added distribution partners. Interphase was founded in 1977 and is headquartered in Plano, Texas.
$0.00
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
0.00
0.05
0.10
0.15
0.20
0.25

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
AESP Inc.
Company Description OTCBB DGII
Stock Data Share Performance
Price on 4/14/05 $0.1
Shares Out: 6.1
Market Cap: $0.8
Enterprise Value: $1.6
52 Week High: $0.8
52 Week Low: $0.1
AESP, Inc. engages in designing, manufacturing, and marketing network connectivity products, as well as customized solutions for original equipment manufacturers worldwide. The company principally offers two products, Signamax
Connectivity Systems and Advanced Electronic Manufacturing (AEM). Its Signamax Connectivity Systems include the
Signamax Network Connectivity line, which offers options for ethernet applications, including media converters; keyboard, video, and mouse switches; and other switches and network interface cards, as well as the Signamax Premise Connectivity line that enables the user to build a network of wiring solutions for the equipment room, distribution cabling, and cross connects to work areas. This line includes patch panels, wall outlets, patch cords, and accessories for copper and fiber optic applications. The company’s AEM products consist of custom, private labeled products for the United States companies, primarily in the communications, computer, and medical markets. AESP also distributes third party computer networking products. AESP was formed in 1983 and is headquartered in North Miami, Florida.
$0.00
$0.10
$0.20
$0.30
$0.40
$0.50
$0.60
$0.70
$0.80
0.00
0.05
0.10
0.15
0.20
0.25
0.30

socket
The Mobile Connection

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Socket Communications Inc.
Company Description NasdaqNM DGII
Stock Data Share Performance
Price on 4/14/05 $1.4
Shares Out: 30.2
Market Cap: $42.5
Enterprise Value: $41.1
52 Week High: $3.6
52 Week Low: $1.3
Socket Communications, Inc. engages in the design, manufacture, and sale of products that connect handheld and notebook computers to the Internet, computer networks, and peripherals through both wireless and cable connections. Its products are classified into four broad product families: network connection products, bar code scanning products, serial products, and embedded products and services. The network connection products allow users to connect their devices to the Internet via mobile phone services, or to private networks, or to communicate with other electronic devices, such as desktop computers and printers. The bar code scanning products plug into handheld or notebook computers and turn handheld or notebook computers into portable bar code scanners that can be used in various retail and industrial workplaces. The serial products add connection ports to a notebook or handheld computer that allow users to connect these portable computers to standard peripherals designed for desktop PCs. Socket Communications was founded in 1992 and is headquartered in Newark, California.
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
$4.00
0.00
0.10
0.20
0.30
0.40
0.50
0.60

Numerex

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Numerex Corp.
Company Description NasdaqNM DGII
Stock Data Share Performance
Price on 4/14/05 $4.9
Shares Out: 10.9
Market Cap: $52.7
Enterprise Value: $55.3
52 Week High: $5.7
52 Week Low: $3.5
Numerex Corp., through its subsidiaries, engages in the development and marketing of communications products and services. It utilizes existing wireless or cellular, Internet, and cable infrastructure to enable network access and information management through the deployment of proprietary software and technology that provides an entrance to and exit from a communications network. The company facilitates the real-time exchange of information between remote devices, people, and business systems. This provides companies the ability to remotely connect, monitor, control, and diagnose their field assets. Numerex primarily markets and sells its products and services in wireless data communications through Cellemetry,
Uplink, MobileGuardian, and VendView, as well as digital multimedia through PowerPlay and IPContact. They enable customers to monitor and move information for a variety of applications from home and business security to distance learning. In addition, the company offers wireline alarm security products and services, and telecommunications network operational support systems. Numerex is headquartered in Atlanta, Georgia.
$0.00
$1.00
$2.00
$3.00
$4.00
$5.00
$6.00
0.00
0.01
0.02
0.03
0.04
0.05
0.06
0.07
0.08

Axeda

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Axeda Systems Inc.
Company Description NasdaqSC DGII
Stock Data Share Performance
Price on 4/14/05 $0.4
Shares Out: 32.9
Market Cap: $12.3
Enterprise Value: $15.7
52 Week High: $1.6
52 Week Low: $0.3
Axeda Systems, Inc. engages in the development, marketing, and sale of Device Relationship Management (DRM) software and services. Its product, the Axeda DRM system, is a distributed software solution designed to enable businesses to monitor, manage, and service intelligent devices. It enables manufacturers and service providers to use the Internet to establish and manage connections with devices deployed at their customers' facilities, allowing them to stay in touch with their products throughout their lifecycle. Its services include device connectivity, security, deployment, enterprise systems integration, and program planning and management. It also provides educational and support services to assure 24x7 ongoing operation. Axeda’s customers include original equipment manufacturers in the medical instrument, enterprise technology, printer and copier, and industrial and building automation industries. It distributes the DRM products through direct sales to original equipment manufacturers and enterprise customers, as well as through distributors and value-added resellers. The company is based in Mansfield, Massachusetts.
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
0.00
5.00
10.00
15.00
20.00
25.00
30.00
35.00

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Issued: April 20, 2005

Appendix
Comparable Companies
SBE Inc.
Company Description NasdaqSC DGII
Stock Data Share Performance
Price on 4/14/05 $2.7
Shares Out: 5.2
Market Cap: $13.9
Enterprise Value: $12.9
52 Week High: $5.1
52 Week Low: $2.3
SBE, Inc. provides network communications and storage solutions to the original equipment manufacturers in the embedded computing and storage markets in the United States. Its solutions enable both data communications and telecommunications companies to deliver advanced networking and storage products and services. The company’s products include wide area network, local area network, Internet small computer system interface, fiber channel, intelligent carrier cards, encryption, and TCP/IP offload engine cards. These products perform computing, input/output, and storage tasks across both the enterprise server and embedded markets, such as enterprise level servers, Linux super computing clusters, workstations, media gateways, routers, Internet access devices, home location registers, data messaging applications network attached storage, and remote storage devices. SBE was incorporated in 1961 and is headquartered in San Ramon,
California.
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
$4.00
$4.50
$5.00
0.00
0.10
0.20
0.30
0.40
0.50
0.60
0.70

wavecom

Price
Volume
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

B RILEY

Issued: April 20, 2005

Appendix
Comparable Companies
Wavecom SA
Company Description NasdaqNM DGII
Stock Data Share Performance
Price on 4/14/05 $5.0
Shares Out: 15.5
Market Cap: $78.2
Enterprise Value: n/a
52 Week High: $12.2
52 Week Low: $2.9
$0.00
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
0.00
0.05
0.10
0.15
0.20
0.25
0.30
Wavecom S.A. provides technological solutions for various wireless applications and personal communication devices (PCD). The company supplies technological solutions for wireless digital voice and data applications. It develops and sells various integrated solutions, including software and hardware elements required for designing wireless devices. The company’s solutions are integrated in telecommunications terminals that use radio frequencies based on global system for mobile communications, general packet radio services, and code division multiple access. Its products include the Wismo (wireless standard module), which are compact devices that contain software, hardware, and other technology, including memory needed to enable wireless communications. Wavecom develops and integrates digital circuit designs, radio frequency devices, silicon chip architecture, and manufactures wireless products. Its solutions are sold in the form of hardware platforms with embedded software, as well as additional software tools. The company has developed specific wireless technology solutions for mobile telephones, as well as for other nonhandset products. It sells its PCD solutions to original equipment manufacturers, original design manufacturers, and electronic manufacturing services primarily in Asia. The company provid

Comparable M&A Transactions

Issued: April 20, 2005

Appendix
Comparable M&A Transactions
Announced Seller Target Description: Buyer
Deal
Size
($mm)
Target
Location
EV
($mm) Rev. EBIT EBITDA
27-Jul-04
interWAVE
Communications
International Ltd.
interWAVE Communications International, Ltd. engages in
the development, manufacture, and marketing of mobile
wireless network solutions for global standard for mobile
(GSM) wireless communications and cellular products.
Alvarion Ltd. $40.5
Hamilton,
Bermuda
$40.5 $39.4 -$8.0 -$4.2
14-Jul-04
EMJ Data
Systems Ltd.
EMJ Data Systems, Ltd. distributes computer hardware and
software products produced by approximately 160
manufacturers. It offers various products for Apple, bar
coding/auto-ID/point-of-sale, build-to-order, digital video, networking, and security applications.  supplies and media
in Canada.
SYNNEX Corp. $42.6
Guelph,
Ontario
$42.6 $209.0 $4.5 $4.9
28-Apr-04 Larscom Inc.
Larscom Incorporated engages in the development,
manufacture, and marketing of network access products for
telecommunication service providers (SPs), Internet service
providers, and corporate enterprise users. It offers a
portfolio of WAN access equipment for the carrier and
enterprise markets.
Verilink Corp. $25.7
Newark,
California
$25.7 $21.9 -$10.6 -$8.5
5-Feb-04 Belden, Inc.
The company provides high-bandwidth metallic and fiber-
optic cables and connectivity solutions with communications
and networking applications.
CDT, Inc. $729.9
St. Louis,
Missouri
$729.9 $494.3 $19.6 $38.6
5-Jan-04 MAXRAD Inc.
MAXRAD Inc. designs and develops antennas for
broadband wireless, wireless local area network (LAN) and
wide area network (WAN), and Land Mobile Radio (LMR)
systems.
PCTEL Inc. $20.0
Hanover Park,
Illinois
$20.0 $18.0 NA NA
1-Nov-03
Paradigm
Wireless
Systems, Inc.
Paradigm Wireless Systems (PWS) manufactures amplifier
and radio frequency (RF) products for use in both digital and analog wireless communications. T
REMEC Inc. $21.0
Irvine,
California
$21.0 $24.0 NA NA
8-Oct-03 Vixel Corp.
Vixel Corporation provides Fibre Channel-based
technologies and products for data storage solutions and
storage networking applications. Its offering consists of a
variety of new embedded storage switch products, as well
as Storage Area Networking (SAN) interconnect switch and
hub products that connect computers to data storage
devices in a network configuration.
Emulex Corp. $310.0
Bothell,
Washington
$310.0 $22.7 -$10.8 -$8.3

Issued: April 20, 2005

Appendix
Comparable M&A Transactions
Announced Seller Target Description: Buyer
Deal
Size
($mm)
Target
Location
EV
($mm) Rev. EBIT EBITDA
28-Aug-03 JNI Corp.
JNI Corporation engages in the design and supply of Fibre
Channel enterprise storage connectivity products that
connect servers and data storage devices. Its Fibre Channel
host bus adapters connect servers to storage subsystems to
facilitate the integration and management of devices used in storage area networks.
Applied Micro
Circuits Corp.
$220.0
San Diego,
California
$220.0 $29.5 -$24.5 -$18.0
14-May-03 Nexland, Inc.
Nexland, Inc. supplies hardware routers and Internet firewall devices. Its hardware routers allow users, connected to the
Internet, to share their Internet access at the same time
using only one modem, one telephone line or cable
connection, and one Internet access account. In addition,
these products act as a ‘firewall,’ providing network security.
Symantec
Corp.
$17.8 Miami, Florida $17.8 $7.7 $0.7 $0.8
7-Apr-03
Inrange
Technologies
Corporation
Inrange Technologies Corporation, a majority owned
subsidiary of SPX Corporation, provides switching and
networking products and related consulting and integration
services for storage and data networks.
Computer
Network
Technology
Corp.
$189.9
Lumberton,
New Jersey
$189.9 $223.6 -$5.9 $18.2
18-Mar-03
Vina
Technologies,
Inc.
VINA Technologies, Inc. develops multiservice broadband
access communications equipment that enables
communications service providers to deliver bundled voice
and data services.
Larscom Inc. $17.6
Newark,
California
$17.5 $25.1 -$21.6 -$18.8
18-Feb-03
Allen Telecom
Inc.
Allen Telecom, Inc. provides wireless infrastructure
equipment and services to wireless communications carriers
and original equipment manufacturers. Its business is
aligned around five product lines.
Andrew Corp. $627.4
Beachwood,
Ohio
$627.4 $378.3 $4.8 $23.9
17-Jul-03 Nexland, Inc.
Nexland, Inc. supplies hardware routers and Internet
firewall devices. Its hardware routers allow users, connected to the Internet, to share their Internet access at the same
time using only one modem, one telephone line or cable
connection, and one Internet access account. In addition,
these products act as a ‘firewall,’ providing network security.
Symantec
Corp.
(NasdaqNM:SY
MC)
$20.5 Miami, Florida $20.3 $7.7 $0.7 $0.8
3-May-04
LGP Allgon
Holding AB
(OM:LGPA)
LGP Allgon Holding AB develops, manufactures, and
markets telecom products to telecommunication companies.
The company’s products include antenna systems,
coverage solutions, base-station systems, radio-link
systems, filters, combiners, amplifiers, and microwave units such as indoor and outdoor links.
Powerwave
Technologies
Inc.
(NasdaqNM:P
WAV)
$442.7 Taby, Sweden $429.0 $237.8 $3.4 $22.4